United States Securities and Exchange Commission

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the half-year ended September 30, 2016

Commission File Number 000-27663

SIFY TECHNOLOGIES LIMITED

(Translation of registrant’s name into English)

Tidel Park, Second Floor

No. 4, Rajiv Gandhi Salai, Taramani

Chennai 600 113, India

(91) 44-2254-0770

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20F ☑ Form 40 F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1). Yes ☐ No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7). Yes ☐ No ☑

Table of Contents

SIFY TECHNOLOGIES LIMITED

FORM 6-K

For the half-year ended September 30, 2016

2 of 51

Currency of Presentation and Certain Defined Terms

Unless the context otherwise requires, references in this report to “we,” “us,” the “Company,” “Sify” or “Satyam Infoway” are to Sify Technologies Limited, a limited liability Company organized under the laws of the Republic of India. References to “U.S.” or the “United States” are to the United States of America, its territories and its possessions. References to “India” are to the Republic of India. In January 2003, we changed the name of our Company from Satyam Infoway Limited to Sify Limited. In October 2007, we again changed our name from Sify Limited to Sify Technologies Limited. “Sify”, “SifyMax.in,”, “Sify e-ports” and “Sify online” are trademarks used by us for which we have already obtained registration certificates in India. All other trademarks or trade names used in this report are the property of their respective owners. In this Report, references to “$,” “Dollars” or “U.S. dollars” are to the legal currency of the United States, and references to “₹,”, “₹.”, “rupees” or “Indian rupees” are to the legal currency of India . References to a particular “fiscal” year are to our fiscal year ended March 31 of such year.

For your convenience, this Report contains translations of some Indian rupee amounts into U.S. dollars which should not be construed as a representation that those Indian rupee or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Indian rupees, as the case may be, at any particular rate, the rate stated below, or at all. Except as otherwise stated in this Report, all translations from Indian rupees to U.S. dollars contained in this Report have been based on the reference rate in the City of Mumbai on September 30, 2016 for cable transfers in Indian rupees as published by the Reserve Bank of India (RBI), which was ₹66.66 per $1.00.

Our financial statements are presented in Indian rupees and prepared in accordance with English version of International Financial Reporting Standards as issued by the International Accounting Standards Board, or IFRS. In this Report, any discrepancies in any table between totals and the sums of the amounts listed are due to rounding.

Information contained in our websites, including our corporate website, www.sifycorp.com, is not part of our Annual Report for the year ended March 31, 2016 or this Report.

Forward-looking Statements

In addition to historical information, this Report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Act of 1934, as amended. The forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. For a discussion of some of the risks and important factors that could affect the Company’s future results and financial condition, please see the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our Annual Report on Form 20-F for the fiscal year ended March 31, 2016, filed with the Securities and Exchange Commission (the “SEC”) on June 22, 2016.

The forward-looking statements contained herein are identified by the use of terms and phrases such as “anticipate”, believe”, “could”, “estimate”, “expect”, “intend”, “may”, “plan”, “objectives”, “outlook”, “probably”, “project”, “will”, “seek”, “target” and similar terms and phrases. Such forward-looking statements include, but are not limited to, statements concerning:

•	our expectations as to future revenue, margins, expenses and capital requirements;

•	our exposure to market risks, including the effect of foreign currency exchange rates and interest rates on our financial results;

•	the effect of the international economic slowdown on our business;

•	our ability to generate and manage growth and to manage our international operations;

•	projections that our cash and cash equivalents, along with cash generated from operations will be sufficient to meet certain of our obligations; and

•	the effect of future tax laws on our business.

You are cautioned not to place undue reliance on these forward-looking statements, which reflect management’s analysis only as of the date of this Report. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In addition, you should carefully review the other information in this Report, our other periodic reports and other documents filed with the SEC from time to time. Our filings with the SEC are available on its website at www.sec.gov.

3 of 51

Sify Technologies Limited

Unaudited Condensed Consolidated Interim Statement of Financial Position

(In thousands of Rupees, except share data and as otherwise stated)

	Note	As at		As at September 30, 2016
		September 30, 2016 ₹	March 31, 2016 * ₹	Convenience translation into US$ (In thousands)

ASSETS
Property, plant and equipment	4	6,251,973	6,327,890	93,789
Intangible assets	5	576,172	605,646	8,643
Lease prepayments	7	896,454	904,201	13,448
Other assets		733,955	687,463	11,010
Other investments		1,710	1,710	26
Total non-current assets		8,460,264	8,526,910	126,916

Inventories		985,719	741,432	14,787
Trade and other receivables, net	8	7,838,970	7,361,452	117,596
Prepayments for current assets		308,362	236,252	4,626
Restricted cash	6	291,778	345,328	4,377
Cash and cash equivalents	6	1,550,463	1,390,552	23,259
Total current assets		10,975,292	10,075,016	164,645
Total assets		19,435,556	18,601,926	291,561

EQUITY AND LIABILITIES
Equity
Share capital		1,423,125	1,423,125	21,349
Share premium		18,474,481	18,474,481	277,145
Share based payment reserve		292,780	287,901	4,392
Other components of equity		48,866	51,495	733
Accumulated deficit		(12,624,240)	(12,736,171)	(189,383)
Equity attributable to equity holders of the Company		7,615,012	7,500,831	114,236

4 of 51

Sify Technologies Limited

Unaudited Condensed Consolidated Interim Statement of Financial Position

(In thousands of Rupees, except share data and as otherwise stated)

	Note	As at		As at September 30, 2016
		September 30, 2016 Rs.	March 31, 2016* Rs.	Convenience translation into US$ (In thousands)

Liabilities
Finance lease obligations, other than current instalments		233,335	395,693	3,500
Borrowings		821,871	995,412	12,329
Employee benefits	9	104,709	94,936	1,571
Other liabilities		632,935	586,711	9,495
Total non-current liabilities		1,792,850	2,072,752	26,895

Finance lease obligations current instalments		527,630	557,618	7,915
Borrowings		2,530,971	1,852,225	37,968
Bank overdraft	6	698,026	719,767	10,471
Trade and other payables		4,994,164	4,801,583	74,921
Deferred income		1,276,903	1,097,150	19,155
Total current liabilities		10,027,694	9,028,343	150,430

Total liabilities		11,820,544	11,101,095	177,325

Total equity and liabilities		19,435,556	18,601,926	291,561

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements

*Derived from the audited consolidated financial statements

5 of 51

Sify Technologies Limited

Unaudited Condensed Consolidated Interim Statement of Income

(In thousands of Rupees, except share data and as otherwise stated)

	Note	Quarter ended September 30,		Quarter ended September 30, 2016	Half year ended September 30,		Half year ended September 30, 2016
		2016 Rs.	2015 Rs.	Convenience translation into US$ (In thousands)	2016 Rs.	2015 Rs.	Convenience translation into US$ (In thousands)

Revenue	10	4,391,862	3,715,339	65,885	8,561,820	7,121,886	128,440
Cost of goods sold and services rendered	11	(2,787,413)	(2,165,759)	(41,816)	(5,453,433)	(4,168,665)	(81,809)
Other income		36,327	11,942	545	61,691	21,634	925
Selling, general and administrative expense	12	(969,996)	(886,568)	(14,551)	(1,852,094)	(1,706,487)	(27,784)
Depreciation and amortization	4&5	(431,965)	(369,189)	(6,480)	(872,753)	(744,805)	(13,092)
Profit from operating activities		238,815	305,765	3,583	445,231	523,563	6,680
Finance income	13	16,246	13,390	244	85,405	18,643	1,281
Finance expenses	13	(98,413)	(185,892)	(1,476)	(248,963)	(323,760)	(3,735)
Net finance expense		(82,167)	(172,502)	(1,232)	(163,558)	(305,117)	(2,454)

Profit for the period		156,648	133,263	2,351	281,673	218,446	4,226

Profit per share
Basic earnings per share	14	1.11	0.94	0.02	2.00	1.55	0.03
Diluted earnings per share	14	1.11	0.94	0.02	2.00	1.54	0.03

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements

6 of 51

Sify Technologies Limited

Unaudited Condensed Consolidated Interim Statement of Comprehensive Income

(In thousands of Rupees, except share data and as otherwise stated)

		Quarter ended September 30		Quarter ended September 30, 2016	Half year ended September 30		Half year ended September 30, 2016
	Note	2016 Rs.	2015 Rs.	Convenience translation into US$ (In thousands)	2016 Rs.	2015 Rs.	Convenience translation into US$ (In thousands)

Profit for the period		156,648	133,263	2,351	281,673	218,446	4,226

Other comprehensive income/(loss)
Items that will not be reclassified to profit or loss
Remeasurement of defined benefit plans	9	(2,985)	(3,316)	(45)	(3,173)	1,926	(48)
Items that will be reclassified to profit or loss
Foreign currency translation differences of foreign operations		(3,944)	7,053	(59)	544	11,989	8
Other comprehensive income/(loss) for the period		(6,929)	3,737	(104)	(2,629)	13,915	(40)

Total comprehensive income for the period		149,719	137,000	2,247	279,044	232,361	4,186

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements

7 of 51

Sify Technologies Limited

Unaudited Condensed Consolidated Interim Statement of Changes in Equity

(In thousands of Rupees, except share data and as otherwise stated)

For the half year ended September 30, 2016

Particulars	Share capital	Share premium	Share based payment reserve	Other components of equity	Accumulated deficit	Total	Non- controlling interest	Total Equity
Balance at April 1, 2016	1,423,125	18,474,481	287,901	51,495	(12,736,171)	7,500,831	-	7,500,831

Total comprehensive income/ (loss) for the period	-	-	-	(2,629)	281,673	279,044	-	279,044

Share based payments		-	4,879	-	-	4,879	-	4,879

Transactions with owners, recorded directly in equity

Dividends paid	-	-	-	-	(169,742)	(169,742)	-	(169,742)

Balance as at September 30, 2016	1,423,125	18,474,481	292,780	48,866	(12,624,240)	7,615,012	-	7,615,012

For the half year ended September 30,2015

Particulars	Share capital	Share premium	Share based payment reserve	Other components of equity	Accumulated deficit	Total	Non- controlling interest	Total Equity
Balance at April 1, 2015	1,423,125	18,474,481	235,915	36,662	(13,004,882)	7,165,301	-	7,165,301

Total comprehensive income/ (loss) for the period	-	-	-	13,915	218,446	232,361	-	232,361

Share based payments	-	-	29,748	-	-	29,748	-	29,748

Transactions with owners, recorded directly in equity

Dividends paid (including Corporate Dividend Tax)	-	-	-	-	(169,742)	(169,742)	-	(169,742)

Balance as at September 30, 2015	1,423,125	18,474,481	265,663	50,577	(12,956,178)	7,257,668	-	7,257,668

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

8 of 51

Sify Technologies Limited

Unaudited Condensed Consolidated Interim Statement of Cash Flows

(In thousands of Rupees, except share data and as otherwise stated)

	Half year ended September 30		September 30, 2016
	2016 Rs.	2015 Rs.	Convenience translation into US$ (In thousands)
Cash flows from / (used in) operating activities
Profit for the period	281,673	218,446	4,226
Adjustments for:
Depreciation and amortization	872,753	744,805	13,093
Loss/ (gain) on sale of property, plant and equipment	(240)	(796)	(4)
Provision for doubtful receivables and advances	84,570	80,144	1,269
Stock compensation expense	4,879	29,748	73
Net finance expense / (income)	163,558	305,117	2,454
Unrealized (gain)/ loss on account of exchange differences	(8,679)	37,981	(130)
Amortisation of Leasehold Prepayments	7,747	7,184	116
	1,406,261	1,422,629	21,097

Change in trade and other receivables	(714,829)	(327,048)	(10,723)
Change in inventories	(244,287)	(7,515)	(3,665)
Change in other assets	(118,602)	(72,538)	(1,779)
Change in trade and other payables	198,688	544,833	2,981
Change in employee benefits	16,743	11,908	251
Change in deferred revenue	222,179	160,183	3,333
	766,153	1,732,452	11,495
Income taxes (paid)/refund received	140,312	(295,026)	2,105
Net cash from operating activities	906,465	1,437,426	13,600

Cash flows from / (used in) investing activities
Acquisition of property, plant and equipment	(608,477)	(748,722)	(9,128)
Expenditure on intangible assets	(28,486)	(18,946)	(427)
Proceeds from sale of property, plant and equipment	1,269	796	19
Finance income received	90,754	21,882	1,361
Net cash used in investing activities	(544,940)	(744,990)	(8,175)

9 of 51

Sify Technologies Limited

Unaudited Condensed Consolidated Interim Statement of Cash Flows

(In thousands of Rupees, except share data and as otherwise stated)

	Half year ended September 30		September 30, 2016
	2016 Rs	2015 Rs	Convenience translation into US$ (In thousands)
Cash flows from / (used in) financing activities
Proceeds from / (repayment of) borrowings, net	522,988	590,110	7,846
Finance expenses paid	(231,900)	(322,136)	(3,479)
Repayment of finance lease liabilities	(352,789)	(402,235)	(5,293)
Payment of dividends (including corporate dividend tax)	(169,741)	(169,741)	(2,547)
Net cash used in financing activities	(231,442)	(304,002)	(3,473)

Net Increase in cash and cash equivalents	130,083	388,434	1,952
Cash and cash equivalents at April 1	1,016,113	720,651	15,243
Effect of exchange fluctuations on cash held	(1,981)	1,818	(30)
Cash and cash equivalents at period end	1,144,215	1,110,903	17,165
Supplementary information
Additions to property plant and equipment represented by finance lease obligations	160,443	170,293	2,407

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements

10 of 51

SIFY TECHNOLOGIES LIMITED

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(In thousands of Rupees, except share, per share data and as stated otherwise)

1.	Reporting entity

Sify Technologies Limited, (‘Sify’ or ‘the Company’) formerly known as Sify Limited, is a leading internet services provider headquartered in Chennai, India. These Unaudited Condensed Consolidated Interim Financial Statements as at and for the quarter and half year ended September 30, 2016 comprise the Company and its subsidiaries (Sify Technologies (Singapore) Pte Limited and Sify Technologies North America Corporation (together referred to as the ‘Group’ and individually as ‘Group entities’). The Group is primarily involved in providing services, such as Telecom services, Data Center Services, Cloud and Managed services, Technology Integration services and Applications Integration services. Sify is listed on the NASDAQ Global Select market in the United States.

2.	Basis of preparation

a.	Statement of compliance

The Unaudited Condensed Consolidated Interim Financial Statements of the Group have been prepared in accordance with International Financial Reporting Standard (IFRS), IAS 34 Interim Financial Reporting. They do not include all of the information required for full annual financial statements, and should be read in conjunction with the consolidated financial statements of the Group as at and for the year ended March 31, 2016.

These Unaudited Condensed Consolidated Interim Financial Statements have been approved for issue by the Board of Directors on October 19, 2016.

b.	Functional and presentation currency

Items included in the financial statements of each Group entity are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). Indian rupee is the functional currency of Sify. US dollar is the functional currency of Sify’s foreign subsidiaries located in the US and Singapore.

The Unaudited Condensed Consolidated Interim Financial Statements are presented in Indian Rupees which is the Group’s presentation currency. All financial information presented in Indian Rupees has been rounded up to the nearest thousand except where otherwise indicated.

Convenience translation: Solely for the convenience of the reader, the financial statements as of and for the quarter and half year ended September 30, 2016 have been translated into United States dollars (neither the presentation currency nor the functional currency of the Group) based on the reference rate in the City of Mumbai on September 30, 2016, for cable transfers in Indian rupees as published by the Reserve Bank of India which was ₹ 66.66 per $1.00. No representation is made that the Indian rupee amounts have been, could have been or could be converted into United States dollar at such a rate or at any other rate on September 30, 2016 or at any other date.

c.	Use of estimates

The preparation of these Unaudited Condensed Consolidated Interim Financial Statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses during the period. Accounting estimates could change from period to period. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period of change and future periods, if the change affects both and, if material, their effects are disclosed in the notes to the financial statements.

In preparing the Unaudited Condensed Consolidated Interim Financial Statements, the significant judgements made by management in applying the Group’s accounting policies and key sources of estimating uncertainties were the same as that were applied to the consolidated financial statements as at and for the year ended March 31, 2016.

11 of 51

3.	Significant accounting policies

The accounting policies applied by the Group in these Unaudited Condensed Consolidated Interim Financial Statements are the same as those applied by the Group in its consolidated financial statements as at and for the year ended March 31, 2016.

Basis of consolidation

The financial statements of the Group companies are consolidated on a line-by-line basis. Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated. These financial statements are prepared by applying uniform accounting policies in use at the Group.

Control exists when the parent has power over the entity, is exposed, or has rights to variable returns from its involvement with the entity and has the ability to affect those returns by using its power over the entity. Power is demonstrated through existing rights that give the ability to direct relevant activities, those which significantly affect the entity's returns. Subsidiaries are consolidated from the date control commences until the date control ceases.

Previously, control existed when the Group had the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that were currently exercisable were also taken into account.

a.	Recent accounting pronouncements

(i) Standards early adopted by the Group

IFRS 9 Financial Instruments:

In July 2014, the International Accounting Standards Board issued the final version of IFRS 9, Financial Instruments. The standard reduces the complexity of the current rules on financial instruments as mandated in IAS 39. IFRS 9 has fewer classification and measurement categories as compared to IAS 39 and has eliminated the categories of held to maturity, available for sale and loans and receivables. Further it eliminates the rule-based requirement of segregating embedded derivatives and tainting rules pertaining to held to maturity investments. For an investment in an equity instrument which is not held for trading, IFRS 9 permits an irrevocable election, on initial recognition, on an individual share-by-share basis, to present all fair value changes from the investment in other comprehensive income. No amount recognized in other comprehensive income would ever be reclassified to profit or loss. It requires the entity, which chooses to measure a liability at fair value, to present the portion of the fair value change attributable to the entity’s own credit risk in the other comprehensive income.

IFRS 9 replaces the ‘incurred loss model’ in IAS 39 with an ‘expected credit loss’ model. The measurement uses a dual measurement approach, under which the loss allowance is measured as either 12 month expected credit losses or lifetime expected credit losses. The standard also introduces new Presentation and disclosure requirements.

The effective date for adoption of IFRS 9 is annual periods beginning on or after January 1, 2018, though early adoption is permitted. The Group has early adopted IFRS 9 in accordance with transitional provisions set out in the standard from fiscal year 2016 with April 1, 2015 being the date of initial application.

(ii) New Standards and interpretations not yet adopted

IFRS 15 Revenue from Contract from Customers: In May 2014, the International Accounting Standards Board (IASB) issued IFRS 15, Revenue from Contracts with Customers. The core principle of the new standard is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Further the new standard requires enhanced disclosures about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts with customers. The standard permits the use of either the retrospective or cumulative effect transition method. The effective date for adoption of IFRS 15 is annual periods beginning on or after January 1, 2017, though early adoption is permitted. In September 2015, the IASB issued an amendment to IFRS 15, deferring the adoption of the standard to periods beginning on or after January 1, 2018 instead of January 1, 2017.

The Group is evaluating the effect of IFRS 15 on the consolidated financial statements including the transition method to be adopted and the related disclosures. The group continues to evaluate the effect of the standard on ongoing financial reporting.

12 of 51

IFRS 16 Leases : IFRS 16 on lease was issued on January 13, 2016 and is effective from the year January 1, 2019, though early adoption is permitted for companies applying IFRS 15 Revenue from Contracts with Customers . The standard replaces all existing lease accounting requirements and represents a significant change in accounting and reporting of leases, with more assets and liabilities to be reported on the Statement of Financial Position and a different recognition of lease costs.

The Group is currently evaluating the impact of the standard on the consolidated financial statements.

4.	Property, plant and equipment

The following table presents the changes in property, plant and equipment during the half year ended September 30, 2016

(Rupees in Thousands)

	Cost				Accumulated depreciation				Carrying amount
Particulars	As at April 01, 2016	Additions	Disposals	As at September 30, 2016	As at April 1, 2016	Depreciation for the period	Deletions	As at September 30, 2016	as at September 30, 2016
Building	2,301,987	-	-	2,301,987	475,256	41,091	-	516,347	1,785,640
Plant and machinery	10,137,059	437,298	13,107	10,561,250	6,610,485	638,316	12,115	7,236,686	3,324,564
Computer equipments	951,508	148,317	5,266	1,094,559	702,371	63,627	5,229	760,769	333,790
Office equipment	386,702	19,620	37	406,285	228,987	24,206	37	253,156	153,129
Furniture and fittings	1,028,880	15,643	2,151	1,042,372	661,001	47,553	2,151	706,403	335,969
Vehicles	2,456	-	-	2,456	2,456	-	-	2,456	-
Total	14,808,592	620,878	20,561	15,408,909	8,680,556	814,793	19,532	9,475,817	5,933,092
Add: Construction in progress									318,881
Total	14,808,592	620,878	20,561	15,408,909	8,680,556	814,793	19,532	9,475,817	6,251,973

The following table presents the changes in property, plant and equipment during the year ended March 31, 2016

(Rupees in Thousands)

	Cost				Accumulated depreciation				Carrying amount
Particulars	As at April 01, 2015	Additions	Disposals	As at March 31, 2016	As at April 1, 2015	Depreciation for the year	Deletions	As at March 31, 2016	as at March 31, 2016
Building	1,993,085	308,902	-	2,301,987	401,073	74,183	-	475,256	1,826,731
Plant and machinery	8,340,520	1,801,093	4,554	10,137,059	5,374,508	1,240,531	4,554	6,610,485	3,526,574
Computer equipments	790,631	198,488	37,611	951,508	649,977	89,929	37,535	702,371	249,137
Office equipment	286,141	101,010	449	386,702	203,319	26,117	449	228,987	157,715
Furniture and fittings	755,409	273,864	393	1,028,880	591,561	69,833	393	661,001	367,879
Vehicles	2,456	-	-	2,456	2,456	-	-	2,456	-
Total	12,168,242	2,683,357	43,007	14,808,592	7,222,894	1,500,593	42,931	8,680,556	6,128,036
Add: Construction in progress									199,854
Total	12,168,242	2,683,357	43,007	14,808,592	7,222,894	1,500,593	42,931	8,680,556	6,327,890

13 of 51

Leased assets

The Group’s leased assets include certain buildings, plant and machinery acquired under finance leases. As at September 30, 2016 the net carrying amount of buildings and plant and machinery acquired under finance leases is ₹ 188,180 (March 31, 2016: ₹ 193,339) and ₹992,571 (March 31, 2016: ₹ 1,113,026) respectively. During the half year ended September 30, 2016, the Group acquired leased assets of ₹ 160,443 (March 31, 2016 : ₹ 510,783).

In case prepayments are made towards buildings accounted for as finance leases, such prepayments are capitalized as ‘Leasehold Buildings’ (included in buildings) on the commencement of the lease term under the head ‘Property, plant and equipment’ and depreciated in accordance with the depreciation policy for similar owned assets.

Construction in progress

Amounts paid towards acquisition of property, plant and equipment outstanding at each balance sheet date and the cost of property, plant and equipment that are not ready to be put into use are disclosed under construction-in-progress.

5.	Intangible assets

Intangible assets comprise the following:

	September 30, 2016	March 31, 2016
Goodwill	14,595	14,595
Other intangible assets	561,577	591,051
	576,172	605,646

(i) Goodwill

The following table presents the changes in goodwill during the half year/year ended

	September 30, 2016	March 31, 2016
Balance at the beginning of the period	14,595	14,595
Net carrying amount of goodwill	14,595	14,595

The amount of goodwill as at September 30, 2016 and March 31, 2016 has been allocated to the Applications Integration Services segment.

(ii) Other intangibles

The following table presents the changes in intangible assets during the half year ended September 30, 2016 and year ended March 31, 2016.

	Bandwidth Capacity	Software	License fees	Total
(A) Cost
Balance as at April 1, 2015	576,508	557,026	73,000	1,206,534
Acquisitions during the year	65,883	62,822	-	128,705
Disposals during the year	-	-	-	-
Balance as at March 31, 2016	642,391	619,848	73,000	1,335,239
Acquisitions during the period	-	28,486	-	28,486
Disposals during the period	-	-	-	-
Balance as at September 30, 2016	642,391	648,334	73,000	1,363,725

(B) Amortization
Balance as at April 1, 2015	140,591	483,097	23,056	646,744
Amortization for the year	50,407	44,387	2,650	97,444
Impairment loss on intangibles	-	-	-	-
Balance as at March 31, 2016	190,998	527,484	25,706	744,188
Amortization for the period	28,198	28,437	1,325	57,960
Impairment loss on intangibles	-	-	-	-
Balance as at September 30, 2016	219,196	555,921	27,031	802,148

(C) Carrying amounts
As at March 31, 2016	451,393	92,364	47,294	591,051
As at September 30, 2016	423,195	92,413	45,969	561,577

14 of 51

Intangible assets that were fully impaired/amortised were removed from the block.

6.	Cash and cash equivalents

Cash and cash equivalents as at September 30, 2016 amounted to ₹ 1,550,463 (March 31, 2016: ₹ 1,390,552). This excludes cash-restricted of ₹ 291,778 (March 31, 2016: ₹ 345,328), representing deposits held under lien against working capital facilities availed and bank guarantees given by the Group towards future performance obligations.

(a) Restricted cash

Non current	September 30, 2016	March 31, 2016	September 30, 2015	March 31, 2015
Against future performance obligation		-		-
Current
Bank deposits held under lien against borrowings / guarantees from banks / Government authorities	291,778	345,328	270,183	247,913
Total restricted cash	291,778	345,328	270,183	247,913
(b) Non restricted cash
Current
Cash and bank balances	1,550,463	1,390,552	1,514,975	1,229,634

Total cash (a+b)	1,842,241	1,735,880	1,785,158	1,477,547
Bank overdraft used for cash management purposes	(698,026)	(719,767)	(674,255)	(756,896)
Less: Non current restricted cash	-	-	-	-
Cash and cash equivalents for the statement of cash flows	1,144,215	1,016,113	1,110,903	720,651

7.	Lease prepayments

	September 30, 2016	March 31, 2016
Towards land and buildings*	896,454	904,201
	896,454	904,201

* Includes ₹ 864,934 (March 31, 2016: ₹ 870,184) paid for acquiring leasehold rights of land for construction of Data centers. The prepayment towards land is amortized over the period of the lease on a straight line basis. In respect of buildings under operating lease, prepayments are amortized over the lease term on a straight line basis.

15 of 51

8.	Trade and other receivables

Trade and other receivables comprise:

	September 30, 2016	March 31, 2016
(i) Trade receivables, net	6,321,561	5,497,289
(ii) Other receivables including deposits	1,503,662	1,802,539
(iii) Construction contract related accruals	13,747	61,624
	7,838,970	7,361,452

Trade receivables consist of:

	September 30, 2016	March 31, 2016
Other trade receivables	6,585,893	5,706,354
	6,585,893	5,706,354
Less: Allowance for doubtful receivables	(264,332)	(209,065)
Balance at the end of half year/year	6,321,561	5,497,289

The activity in the allowance for doubtful accounts receivable is given below:

	September 30, 2016	March 31, 2016
Balance at the beginning of the period	209,065	206,402
Add : Additional provision, net	82,238	182,161
Less : Bad debts written off	(26,971)	(179,498)
Balance at the end of half year/year	264,332	209,065

9.	Employee benefits

	September 30, 2016	March 31, 2016
Gratuity payable	69,926	56,212
Compensated absences	34,783	38,724
	104,709	94,936

Gratuity cost

The components of gratuity cost recognized in the income statement for the quarter and half year ended September 30, 2016 and 2015 consists of the following:

	Quarter ended September 30, 2016	Quarter ended September 30, 2015	Half year ended September 30, 2016	Half year ended September 30, 2015

Service cost	4,270	3,889	8,467	7,778
Interest cost	1,718	1,491	3,387	3,002
Interest income	(666)	(596)	(1,313)	(1,212)
Net gratuity costs recognized in statement of income	5,322	4,784	10,541	9,568

Details of employee benefit obligation and plan asset are as follows:

	September 30, 2016	March 31, 2016
Present value of projected benefit obligation at the end of half year/ year	101,375	91,801
Funded status of the plans	(31,449)	(35,589)
Recognized (asset) / liability	69,926	56,212

16 of 51

The following table set out the status of the gratuity plan:

Change in defined benefit obligation	September 30, 2016	March 31, 2016
Projected benefit obligation at the beginning of half year/ year	91,801	79,038
Service cost	8,468	16,215
Interest cost	3,387	6,178
Remeasurements - Actuarial (gain) / loss	3,173	(1,325)
Benefits paid	(5,454)	(8,305)
Projected benefit obligation at the end of half year/ year	101,375	91,801

Change in plan assets	September 30, 2016	March 31, 2016
Fair value of plan assets at the beginning of the period	35,589	33,135
Interest income	1,313	2,590
Remeasurements – return on plan assets excluding amounts included in interest income	-	66
Employer contributions	-	8,103
Benefits paid	(5,453)	(8,305)
Fair value of plan assets at the end of the period	31,449	35,589

Actuarial Assumptions at reporting date:

	As at September 30, 2016	As at March 31, 2016
Discount rate	6.85% P.a	7.50% P.a
Long-term rate of compensation increase	7.00% P.a	7.00% P.a
Expected long term rate of return on plan assets	8.00% P.a	8.00% P.a
Average future working life time	4.39 years	4.40 years

The Group assesses these assumptions with the projected long-term plans of growth and prevalent industry standards.

Remeasurement of defined benefit plans recognised in other comprehensive income

The amount gains and losses on Remeasurement of defined benefit plans recognized directly in other comprehensive income for the half year ended September 30, 2016 and 2015 are as follows:

	Half year ended September 30, 2016	Half year ended September 30, 2015
Gain or (loss) on Remeasurement of defined benefit plans	(3,173)	1,926
	(3,173)	1,926

Historical information

	Half year ended September 30, 2016	Half year ended September 30, 2015
Experience adjustment on plan liabilities - (loss)/gain	(163)	(1,490)
Impact of change in assumptions on plan liabilities - (loss)/gain	(3,010)	4,628
Experience adjustment on plan assets - (loss)/gain	-	(1,212)
	(3,173)	1,926

17 of 51

10.	Revenue

	Quarter ended		Half year ended
	September 30, 2016	September 30, 2015	September 30, 2016	September 30, 2015
Rendering of services
Service revenue	3,304,741	3,155,524	6,617,747	5,989,359
Installation service revenue	877,009	442,067	1,394,467	850,754
	4,181,750	3,597,591	8,012,214	6,840,113
Sale of products	210,112	117,748	549,606	281,773
Total	4,391,862	3,715,339	8,561,820	7,121,886

11.	Cost of goods sold and services rendered

Cost of goods sold and services rendered information is presented before any depreciation or amortization that is direct and attributable to revenue sources. The Group’s asset base deployed in the business is not easily split into a component that is directly attributable to a business and a component that is common / indirect to all the businesses. Since a gross profit number without depreciation and amortization does not necessarily meet the objective of such a disclosure, the Group has not disclosed gross profit numbers but disclosed all expenses, direct and indirect, in a homogenous group leading directly from revenue to operating income.

12.	Personnel expenses

	Quarter ended		Half year ended
	September 30, 2016	September 30, 2015	September 30, 2016	September 30, 2015
Salaries and wages	509,187	445,062	952,700	846,279
Contribution to provident fund and other funds	31,485	23,186	56,933	45,337
Staff welfare expenses	7,483	5,235	15,651	8,449
Employee Stock compensation expense	3,585	14,553	4,879	29,748
	551,740	488,036	1,030,163	929,813

Attributable to Cost of goods sold and services rendered	233,287	225,474	439,409	425,313
Attributable to selling, general and administrative expenses	318,453	262,562	590,754	504,500

13.	Financial income and expense

	Quarter ended		Half year ended
	September 30, 2016	September 30, 2015	September 30, 2016	September 30, 2015
Interest income on bank deposits	7,260	9,577	14,463	11,251
Others	8,986	3,813	70,942	7,392
Finance income	16,246	13,390	85,405	18,643
Interest expense on financial lease liabilities	23,416	32,603	49,783	68,394
Bank charges	19,237	34,077	42,137	63,334
Other interest	55,760	119,212	157,043	192,032
Finance expense	98,413	185,892	248,963	323,760
Net finance expense recognised in profit or loss	(82,167)	(172,502)	(163,558)	(305,117)

18 of 51

14.	Earnings per share

The calculation of basic earnings per share for the quarter and half year ended September 30, 2016 is based on the earnings attributable to ordinary shareholders:

	Quarter ended		Half year ended
	September 30, 2016	September 30, 2015	September 30, 2016	September 30, 2015
Net profit – as reported	156,648	133,263	281,673	218,446

Weighted average number of shares – Basic	141,030,787	141,030,787	141,030,787	141,030,787
Basic earnings per share	1.11	0.94	2.00	1.55

Weighted average number of shares – Diluted	141,030,787	141,492,771	141,030,787	1,414,92,771
Diluted earnings per share	1.11	0.94	2.00	1.54

Note 1:	During the year ended March 31, 2011, 125,000,000 ordinary shares were issued to the existing promoter group on a private placement basis. As at September 30, 2016, these shares were partly paid up to the extent of Rs.7.00 (March 31, 2016 : ₹ 7.00) per share.

15.	Segment reporting

The operating segments of the Company are as follows:

Telecom services: Consists of domestic data, international data, wholesale voice and network managed services;

Data Centre services:  Consists of co-location services ;

Cloud and managed services: Consists of IT infra services, IT transformation services, remote and onsite infrastructure management services and delivery platforms;

Technology integration services: Consists of data centre build, network integration, end user computing and collaborative tools and solutions;

Applications integration services: Consists of application development and maintenance, application testing, information security, mobility solutions, eLearning, portals, tools, process and automation.

The Chief Operating Decision Maker (“CODM”), i.e, the Board of Directors and the senior management, evaluate the Group’s performance and allocate resources to various strategic business units that are identified based on the products and services that they offer and on the basis of the market served. The measure of profit / loss reviewed by the CODM is “Earnings/loss before interest, taxes, depreciation and amortization” also referred to as “segment operating income / loss”. Revenue in relation to segments is categorized based on items that are individually identifiable to that segment.

Bandwidth costs, which form a significant part of the total expenses, are allocated to Network Services. Manpower costs of Technology resources rendering services to support Infrastructure operations, Managed services and Application services, are allocated to specific operating segments. The Group believes that the resulting allocations are reasonable.

Certain expenses, such as depreciation, technology infrastructure and administrative overheads, which form a significant component of total expenses, are not allocable to specific segments as the underlying services are used interchangeably. Management believes that it is not practical to provide segment disclosure of these expenses and, accordingly, they are separately disclosed as “unallocated” and adjusted only against the total income of the Group.

19 of 51

A significant part of the fixed assets used in the Group’s business are not identifiable to any of the reportable segments and can be used interchangeably between segments. As a result, the measures of segment assets and liabilities are not regularly reviewed by the CODM and hence disclosures relating to segment assets and liabilities have not been provided.

The Group’s operating segment information for the quarter ended September 30, 2016 and 2015 and half year ended September 30, 2016 and 2015, are presented below:

Quarter ended September 30, 2016

	Telecom Services	Datacenter Services	Cloud and Managed Services	Technology Integration Services	Applications Integration Services	Total
Segment revenue	2,570,767	489,771	229,141	397,076	705,107	4,391,862
Allocated segment expenses	(1,996,870)	(399,427)	(215,081)	(331,546)	(587,914)	(3,530,838)
Segment operating income	573,897	90,344	14,060	65,530	117,193	861,024
Unallocated expenses:
Selling, general and administrative expenses						(226,709)
Depreciation and amortization						(431,965)
Other income						36,465
Finance income						16,246
Finance expenses						(98,413)
Profit for the period						156,648

Half year ended September 30, 2016

	Telecom Services	Datacenter Services	Cloud and Managed Services	Technology Integration Services	Applications Integration Services	Total
Segment revenue	5,105,843	931,238	471,357	949,705	1,103,677	8,561,820
Allocated segment expenses	(3,981,321)	(733,537)	(382,458)	(796,567)	(925,803)	(6,819,686)
Segment operating income	1,124,522	197,701	88,899	153,138	177,874	1,742,134
Unallocated expenses:
Selling, general and administrative expenses						(485,603)
Depreciation and amortization						(872,753)
Other income / (expense), net						61,453
Finance income						85,405
Finance expenses						(248,963)
Profit for the period						281,673

Quarter ended September 30, 2015 (adjusted)

	Telecom Services	Datacenter Services	Cloud and Managed Services	Technology Integration Services	Applications Integration Services	Total
Segment revenue	2,492,768	364,761	234,463	242,006	381,341	3,715,339
Allocated segment expenses	(1,862,954)	(277,587)	(202,929)	(195,293)	(264,674)	(2,803,437)
Segment operating income	629,814	87,174	31,534	46,713	116,667	911,902
Unallocated expenses:
Selling, general and administrative expenses						(248,890)
Depreciation and amortization						(369,189)
Other income						11,942
Finance income						13,390
Finance expenses						(185,892)
Profit for the period						133,263

20 of 51

Half year ended September 30, 2015 (adjusted)

	Telecom Services	Datacenter Services	Cloud and Managed Services	Technology Integration Services	Applications Integration Services	Total
Segment revenue	4,714,647	742,073	438,546	549,202	677,418	7,121,886
Allocated segment expenses	(3,557,184)	(564,130)	(341,925)	(442,066)	(514,240)	(5,419,545)
Segment operating income	1,157,463	177,943	96,621	107,136	163,178	1,702,341
Unallocated expenses:
Selling, general and administrative expenses						(455,607)
Depreciation and amortization						(744,805)
Other income / (expense), net						21,634
Finance income						18,643
Finance expenses						(323,760)
Profit for the period						218,446

We have been historically including the results of Digital Certification services under the Technology Integration Services segment. The Industry in which this product competes has witnessed newer competitions, business models resulting in dynamic market changes. In order to leverage the versatility and the organizational capability, the Chief Operations Decision Maker (CODM) has evaluated options of reorganizing this product into Applications Integration Services segment with effect from April 1, 2016. This will enable the product to address customers across segments, achieve better marketability, flexibility and scale. The corresponding revenue and costs of this product have been regrouped under the respective segments. Consequently, the figures for the quarter and half year ended September 30, 2015 are adjusted accordingly.

The reclassification of component of operating segments did not have any effect on reported consolidated operating income, income before income taxes, net income or per share amounts. The following table provides the amounts reclassified for prior period.

I.	Revenue reclassifications

For the quarter ended September 30, 2015

	Technology Integration Services	Applications Integration Services
As previously reported	389,319	234,028
Reclassification of Digital certification services	(147,313)	147,313
Revised Segment revenue	242,006	381,341

For the half year ended September 30, 2015

	Technology Integration Services	Applications Integration Services
As previously reported	769,270	457,350
Reclassification of Digital certification services	(220,068)	220,068
Revised Segment revenue	549,202	677,418

21 of 51

II.	Operating costs reclassification

For the quarter ended September 30, 2015

	Technology Integration Services	Applications Integration Services
As previously reported	274,276	185,691
Reclassification of Digital certification services	(78,983)	78,983
Revised Segment Operating Cost	195,293	264,674

For the half year ended September 30, 2015

	Technology Integration Services	Applications Integration Services
As previously reported	558,153	398,153
Reclassification of Digital certification services	(116,087)	116,087
Revised Segment Operating Cost	442,066	514,240

16.	Capital commitments

Contracts pending to be executed on capital account as at September 30, 2016 amounting to ₹ 889,791 (March 31, 2016 :₹ 558,249) .

Operating leases: The Group leases office buildings and other equipments under operating lease arrangements that are renewable on a periodic basis at the option of both the lessor and the lessee. The schedule of future minimum rental payments in respect of operating leases is set out below:

Non-cancellable operating lease obligations	Total	Less than 1 year	1-5 years	More than 5 years
As at September 30, 2016	1,152,108	105,069	470,188	576,851
As at March 31, 2016	1,201,886	99,558	462,045	640,283

17.	Legal proceedings

a)	Proceedings before Department of Telecommunications

(i)	License fees

•	On October 12, 2009 [as later clarified by the Department of Telecommunications (‘DOT’)], DOT raised a demand on Sify Technologies for ₹ 14,000 after correcting the arithmetical error in the assessment letter.

•	On February 26, 2010 DOT raised a demand on Sify Communications Ltd (erstwhile subsidiary merged with Sify Technologies Limited) for ₹ 26,000.

The above demands were made by the DoT on the premise that all amounts of income (whether direct or indirect) including certain items like other income, interest on deposits, gain on foreign exchange fluctuation, profit on sale of assets & provision written back, that have got anything to do with telecom operations of the Company or arise in connection with the Telecom business of the Company, are to be considered as income for the purpose of calculation of the license fee. The Company has replied suitably on the above demand notices.

22 of 51

On a related matter, the service providers had approached TDSAT (the ‘Tribunal’) on what items of income are liable for calculation of license fee and what all items of income on which license fees are not liable to be paid. The Tribunal by its order dated April 23, 2015 held that revenue from sale of scrap, treasury income etc are to be included as part of AGR. The Tribunal has also passed an order asking DOT to levy at most nominal amount as token penalty with interest if permissible at the lower rates. The Company had approached Honourable High Court of Madras (Court) in 2013 by filing a writ petition prohibiting Department of Telecommunications (DOT) from levying license fee on non-licensed activities. An interim order was passed by the Court restraining DOT from recovering license fee in respect of non- telecom activities for the writ petition filed in 2013.

(ii)	The present licence for ISP under unified license issued by DOT on June 2, 2014 provides for payment of Licence fee on pure Internet services. However, the company through Internet Service Providers Association of India (ISPAI) challenged the said clause before TDSAT. TDSAT passed a stay order on DOT from charging the licence fee on pure Internet services.

(iii)	The Company is party to additional legal actions arising in the ordinary course of business. Based on the available information as at September 30, 2016, the Company believes that it has adequate legal defenses for these actions and that the ultimate outcome of these actions will not have a material adverse effect. However in the event of adverse judgment in all these cases, the maximum financial exposure would be ₹ 19,700 (March 31, 2016: ₹ 19,700)

18.	Related parties

The following is a summary of significant transactions with related parties during the half year ended September 30, 2016 and September 30, 2015:

Transactions	Half year ended September 30, 2016	Half year ended September 30, 2015
Consultancy services received	120	120
Lease rentals paid (Refer notes below)	2,665	2,489
Dividend paid	116,511	116,511
Amount of outstanding balances
Advance lease rentals and refundable deposits made (Refer note below)	2,558	2,558
Oustanding balances [(Payables)/receivables]	(413)	(373)

Notes:

1.	During the year 2011 -12, the Company had entered into a lease agreement with M/s Raju Vegesna Infotech and Industries Private Limited, the holding Company, to lease the premises owned by it for a period of three years effective February 1, 2012 on a rent of ₹ 75 (Rupees Seventy Five Thousand Only) per month. Subsequently, the Company entered into an amendment agreement with effect from April 1, 2013, providing for automatic renewal for a further period of two blocks of 3 years with an escalation of 15% on the last paid rent after the end of every three years.

2.	During the year 2011-12, the Company had entered into a lease agreement with M/s Raju Vegesna Developers Private Limited, a Company in which Mr Ananda Raju Vegesna, Executive Director of the Company and Mr Raju Vegesna, Chief Executive Officer and Managing director of the Company exercise significant influence, to lease the premises owned by it for a period of three years effective February 1, 2012 on a rent of ₹ 30 (Rupees Thirty Thousand Only) per month. Subsequently, the Company entered into an amendment agreement with effect from April 1, 2013, providing for the automatic renewal for further period of two blocks of 3 years with an escalation of 15% on the last paid rent after the end of every three years.

3.	During the year 2010-11, the Company had entered into a lease agreement with Ms Radhika Vegesna, daughter of Mr Anand Raju Vegesna, Executive Director of the company, to lease the premises owned by her for a period of three years effective June 1, 2010 on a rent of ₹ 294 (Rupees Two Lakhs Ninety Four Thousand Only ) per month and payment of refundable security deposit of ₹ 2,558 (Rupees Twenty Five Lakhs and Fifty Eight Thousand only). This arrangement will automatically be renewed for a further period of two blocks of three years with all the terms remaining unchanged.

23 of 51

19.	Financial Instruments

Financial instruments by category:

The carrying value and fair value of financial instruments by each category as at September 30, 2016 were as follows:

Particulars	Note	Financial assets/ liabilities at amortised costs	Financial assets / liabilities at FVTPL	Financial assets / liabilities at FVTOCI	Total carrying value	Total fair value
Assets
Cash and cash equivalents	6	1,842,241	-	-	1,842,241	1,842,241
Other assets		177,271	-	-	177,271	177,271
Trade receivables	8	6,321,561	-	-	6,321,561	6,321,561
Other receivables		143,670	-	-	143,670	143,670
Other investments		-	-	1,710	1,710	1,710
Liabilities
Bank overdraft	6	698,026	-	-	698,026	698,026
Finance lease liabilities		760,965	-	-	760,965	760,965
Other liabilities		208,986	-	-	208,986	208,986
Borrowings from banks		2,374,035	-	-	2,374,035	2,374,035
Borrowings from others		978,807	-	-	978,807	978,807
Trade and other payables		4,803,374	-	-	4,803,374	4,803,374
Derivative financial liabilities		-	46,838	-	46,838	46,838

The carrying value and fair value of financial instruments by each category as at March 31, 2016 were as follows:

Particulars	Note	Financial assets/ liabilities at amortised costs	Financial assets / liabilities at FVTPL	Financial assets / liabilities at FVTOCI	Total carrying value	Total fair value
Assets
Cash and cash equivalents	6	1,735,880	-	-	1,735,880	1,735,880
Other assets		179,580	-	-	179,580	179,580
Trade receivables	8	5,497,289	-	-	5,497,289	5,497,289
Other receivables		161,551	-	-	161,551	161,551
Other investments		-	-	1,710	1,710	1,710
Liabilities
Bank overdraft	6	719,767	-	-	719,767	719,767
Finance lease liabilities		953,311	-	-	953,311	953,311
Other liabilities		205,187	-	-	205,187	205,187
Borrowings from banks		2,219,216	-	-	2,219,216	2,219,216
Borrowings from others		628,421	-	-	628,421	628,421
Trade and other payables		4,655,605	-	-	4,655,605	4,655,605
Derivative financial liabilities		-	56,496	-	56,496	56,496

24 of 51

Fair value measurements:

The details of assets and liabilities that are measured on fair value on recurring basis are given below:

	Fair value as at September 30, 2016			Fair value as at March 31, 2016
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Assets
Derivative financial assets – gain on outstanding forward contracts	-	-	-	-	5,473	-
Liabilities
Derivative financial liabilities - loss on outstanding cross currency swaps	-	-	(25,559)	-	-	(33,247)
Derivative financial liabilities - loss on outstanding interest rate swaps	-	-	(21,279)	-	-	(28,722)

•	Level 1 – unadjusted quoted prices in active markets for identical assets and liabilities.
•	Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices).
•	Level 3 – unobservable inputs for the asset or liability
o	Loss on cross currency swaps are valued using present value of cash flows from the swap contract estimated using swap rates calculated from respective countries’ yield curves.

20.	Financial Risk Management

The Group has exposure to the following risks from its use of financial instruments:

•	Credit risk
•	Liquidity risk
•	Market risk

The Board of Directors has overall responsibility for the establishment and oversight of the Group’s risk management framework. The Board of Directors have established a risk management policy to identify and analyze the risks faced by the Group, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management systems are reviewed periodically to reflect changes in market conditions and the Group’s activities. The Group Audit Committee oversees how management monitors compliance with the Group’s risk management policies and procedures, and reviews the risk management framework. The Group Audit Committee is assisted in its oversight role by Internal Audit. Internal Audit undertakes reviews of risk management controls and procedures, the results of which are reported to the Audit Committee.

Credit risk: Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Group’s trade receivables, treasury operations and other activities that are in the nature of leases.

Trade and other receivables

The Group’s exposure to credit risk is influenced mainly by the individual characteristics of each customer. Management considers that the demographics of the Group’s customer base, including the default risk of the industry and country in which customers operate, has less of an influence on credit risk. The group is not exposed to concentration of credit risk to any one single customer since the services are provided to and products are sold to customers who are spread over a vast spectrum. Credit risk is managed through credit approvals, establishing credit limits and continuously monitoring the credit worthiness of the customers to which the Company grants credit terms in the normal course of the business.

Cash and cash equivalents and other investments

In the area of treasury operations, the Group is presently exposed to counter-party risks relating to short term and medium term deposits placed with public-sector banks, and also to investments made in mutual funds.

25 of 51

Guarantees

The Group’s policy is to provide financial guarantees only to subsidiaries.

The Chief Financial Officer is responsible for monitoring the counterparty credit risk, and has been vested with the authority to seek Board’s approval to hedge such risks in case of need.

Liquidity risks: Liquidity risk is the risk that the Group will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Group’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under normal and stressed conditions, without incurring unacceptable losses or risking damage to the Group’s reputation. Typically the Group ensures that it has sufficient cash on demand to meet expected operational expenses, servicing of financial obligations. In addition, the Group has concluded arrangements with well reputed Banks, and has unused lines of credit that could be drawn upon should there be a need. The Company is also in the process of negotiating additional facilities with Banks for funding its requirements.

Market risk: Market risk is the risk of loss of future earnings or fair values or future cash flows that may result from a change in the price of a financial instrument. The value of a financial instrument may change as a result of changes in the interest rates, foreign exchange rates and other market changes that affect market risk sensitive instruments. Market risk is attributable to all market risk sensitive financial instruments including foreign currency receivables and payables. The Group is exposed to market risk primarily related to foreign exchange rate risk (currency risk), interest rate risk and the market value of its investments. Thus the Group’s exposure to market risk is a function of investing and borrowing activities and revenue generating and operating activities in foreign currencies.

Currency risk: The Group’s exposure in USD, Euro and other foreign currency denominated transactions gives rise to Exchange Rate fluctuation risk. Group’s policy in this regard incorporates:

•	Forecasting inflows and outflows denominated in US$ for a twelve-month period
•	Estimating the net-exposure in foreign currency, in terms of timing and amount
•	Determining the extent to which exposure should be protected through one or more risk-mitigating instruments to maintain the permissible limits of uncovered exposures.
•	Carrying out a variance analysis between estimate and actual on an ongoing basis, and taking stop-loss action when the adverse movements breaches the 5% barrier of deviation, subject to review by Audit Committee.

21.	Issue of shares on a private placement basis to the existing promoter group

On August 4, 2010, the Board of Directors of the company approved the issuance, in a private placement, of upto an aggregate of 125,000,000 of the company’s equity shares, par value Rs.10 per share (“Equity shares”) at a discount compared to market value of , for an aggregate purchase price of ₹ 4,000,000, to a group of investors affiliated with the company’s promoter group, including entities affiliated with Mr Raju Vegesna, the company’s Chief Executive Officer and Managing Director and Mr Ananda Raju Vegesna, Executive Director and brother of Mr Raju Vegesna (the “Offering”). The company’s shareholders approved the terms of the Offering at the Company’s Annual General Meeting held on September 27, 2010.

On October 22 2010, the company entered into a Subscription Agreement with Mr Ananda Raju Vegesna, acting as representative (the “Representative”) of the purchasers in connection with the Offering. In pursuance of the Agreement, the company issued and allotted 125,000,000 equity shares to M/s Raju Vegesna Infotech and Industries Private Limited (“RVIIPL”), a promoter group company. In accordance with Indian law, the purchase price is to be paid at such time as determined by Board of Directors of the company.

On August 14, 2011, the company received a letter from RVIIPL expressing its intention to transfer the above partly paid shares to its wholly owned subsidiary M/s Ramanand Core Investment Company Private limited (“RCICPL”). The company, on August 26, 2011, registered such transfer of partly paid shares in the name of RCICPL.

On September 7, 2011, the parties entered into an amendment to the Subscription Agreement (the “Amendment”) extending the validity of the agreement period to September 26, 2013. This Amendment provides the Board of Directors of the Company with additional time to call upon the purchasers to pay the balance money, in accordance with the terms of the Subscription Agreement.

As at September 30, 2016, these shares were partly paid to the extent of ₹ 7 per share. Until the full purchase price is paid by the purchasers, the company retains a lien on the equity shares purchased in connection with the Offering. As at September 30, 2016, entities affiliated with our CEO, Chairman and Managing Director, Raju Vegesna, beneficially owned approximately 86.27% of our outstanding equity shares, which includes the 125,000,000 shares (partly paid with proportionate voting rights) issued in connection with the above Offering. Also, refer note 22 (ii) of the financial statements.

26 of 51

22.	Subsequent events

i.	Investment in Attala Systems LLC

The Board of Directors of the Company through its US subsidiary, Sify Technologies North America Corporation (‘Sify NA’) approved an investment of US $ 1.5 million in Attala Systems LLC (‘Attala’). Attala is incorporated in California, specializing in Cloud Solution incorporating Storage, Networking and Monitoring. The above investment will give Sify NA 17.23% stake in the Preferred Shares at status of ‘Series A’ of Attala. This will enable the Company to provide networking feasibility to Attala and the Company will have access to the technology developed by Attala. The first tranche of US $ 0.75 million has been invested in October 2016 and the balance US $ 0.75 million will be invested in two tranches.

ii.	Call money on shares issued to the existing promoter group

Out of the uncalled share capital of ₹ 1,200,000, the Board of Directors have made a call amounting to ₹ 300,000 at their meeting held on October 19, 2016 and the said amount will be received by the Company by November 2016. The balance of the proceeds from the allotment of the equity shares to our existing promoter group, of ₹ 900,000, will take place in tranches as per the amended subscription agreement.

23.	Group entities

The following are the entities that comprise the Group as at September 30, 2016 and March 31, 2016:

Particulars	Country of incorporation	% of Ownership interest
Significant subsidiaries		September 30, 2016	March 31, 2016
Sify Technologies (Singapore) Pte. Ltd	Singapore	100	100
Sify Technologies North America Corporation	USA	100	100

27 of 51

Item 2. Information on the Company

Sify Business Model

Drawing from the Company’s Vision statement, we endeavour to provide the entire eco-system of ICT services. In doing so, we have to accede to the demands of both the traditional Telecom and IT markets.

The first few years of growth of the IT and Telecom industries were driven primarily in garnering maximum market share and an enviable roster of blue chip clients. With changing dynamics and demands of the market, the two industries have to find a middle ground to retain and expand the market. It was the time of convergence and the perfect fertile ground for our services.

Until 2012, our primary strategy was to invest in infrastructure and being ready before the market cycle demanded our services. Once we attained critical mass, we shifted focus to packaging our products and practices as tangible offerings to the market.

In Sify 3.0, we have restructured our business segments into 5 distinct lines of business namely:

a)	Telecom Services

Having invested heavily in building among India’s best last mile network services, it was time to scale the utilization through cross alignment with traditional telecom players who were looking to expand our markets to Tier II and Tier III cities and towns and also to IT players who wished to leverage the cost benefits of relocating to Tier II towns.

We do this by leveraging our state-of-the art last mile wireless connectivity and the dense spread of network. Enterprise customers who seek to utilise the network have the choice of being connected to the Data Centre, of their choice or any one of our Tier III Data Centres. Today, this multi-mode, multi-mesh network connects 36 of India’s Data Centres; a fact that endorses the quality of our offering and our network presence

Our network, reaches over 1,300 cities and towns with approximately 2600 Points of Presence.

b)	Data Centre services

Right from our first Data Centre at Vashi, Mumbai in 2000, we have invested in the top of the line technologies across all our networks with every new data centre taking the game forward. The Sify SDA (Sify Data Centre Architecture) 4.0 is an IP that has found acceptance in the several Data Centres that we have built for our customers.

These DCs also offer a multitude of Value Added services over the traditional notion of basic collocation and Opex driven storage solutions.

c)	Cloud and Managed services

The last few years saw the emergence of Cloud or virtual storage as a tangible product offering. Several Emerging Enterprises saw the benefits of buying-space-as-you-go as against investing in Capex loaded infrastructure. The advent of this business was the quality of high class networks and promise to remotely store your data immaterial of where it was connected from and plugging into it when the enterprises chose to. This eliminated the need for cumbersome server monitoring and the associated cost of ownership.

In order to offer the best-of-breed services, we chose to tie up with the leaders in the business like Hp and VMware. Our hosting services are also SAP Gold certified giving the much needed SLAs (Service Level Agreements) to our customers about the level of our offerings.

d)	Technology Integration services

The nearly two decades spent maturing into India’s premier ICT player has led to building an enviable knowledge bank of integrating, monitoring, maintaining and upgrading every facet of service as demanded by a quickly converging market.

Sify offers turnkey solutions to clients who are new to both technology and technology refreshes. We do this by leveraging our homegrown expertise in design, implementation and maintenance to deliver end-to-end managed IT services across datacenter, network and security.

28 of 51

As described, this business takes the knowledge developed from building Network architecture, Unified Communication and Unified Access, Collaborative tools, Data Centre build, Virtualization, LAN and WAN Architecture and End Point Security and offers them as a complete solution package to customers.

This business is also responsible for Sify bringing in some of the biggest deals of the year, for grounds-up technology refresh for some of India’s biggest private and Government clients.

e)	Applications Integration services

As with every industry major who chose to offer IT and Managed services, Applications were also demanded by several of our clients. While we chose not to be a core Software player, we do enable the integration of multiple technologies and platforms and the cross breeding of existing ones.

This way, the clients can slowly transition the maturity cycle with their existing application before switching over to newer ones. That said on our services, some of our home grown applications, like Forum and iTest have found favour with a large number of our clientele.

We are looking to strengthen our bouquet of offerings in the years to come.

Strategy

Our vision statement is explicit on our strategy.

We are building a world in which our converged ICT eco-system and our bring-it-on attitude will be the competitive advantage to our customers.

To build a converged ICT eco-system calls for a multidisciplinary approach. While maintaining the tempo of investment in infrastructure, we will, in parallel, strengthen our current offerings of services. The description below provides an explanation on this approach.

•              Cover more of the country with our network, increase the bandwidth support and drive more customer usage. Our network is based on Internet Protocol, or IP, and we are the first Indian service provider to have made our network Multi-Protocol Label Switching (MPLS) compliant. We are also the first IPv6 ready network having laid it down as early as 2000. In the fiscal year 2013-14, we implemented the proprietary CloudCover to connect Data Centres across India with a multi-mode, multi-mesh network. This builds redundancy at multiple levels across the network. This network connects 38 of India’s Data Centres including 6 of our own. To ensure undisrupted high quality service and to achieve cost efficiencies, we have invested in a under sea cable consortium. The capacity went live during the Q1 of 2012-13. We have also leased intercity links from multiple suppliers including BSNL, Bharti, TATA, Railtel and Power Grid Corporation, such that each one of our nodes is accessible from at least two other nodes, if not by two long distance operators. We believe that as the size and capacity of our network infrastructure grows, its structure and national coverage will create economies of scale. Being vendor neutral, we are able to procure bandwidth in a cost effective manner. In January 2014, we launched India’s truly Green Data Centre at Noida with an industry defining benchmark efficiency.

•              Increase penetration in our existing markets by expanding awareness of the “Sify” brand name to capitalize on our first mover advantage in India. Over time, Sify as a brand has expanded it offerings from the retail broadband segment to the Enterprise buyer in India. But as with every brand’s birth, our first offerings gave us the identity as India’s most aggressive internet player. We built on those strengths and with time, have built a complete ecosystem of Enterprise offerings.

•              Create pull with newer more efficient technology and hence draw more customers into the Sify fold. In order to transition to being an Enterprise player, we began by expanding our bouquet of services in line with market demand. A nascent retail broadband gave rise to data storage and hence our first Data Centre was born; at Vashi Mumbai in 2000. As a brand, we have consciously aligned with the best-of-breed technology and benchmarks. Hence, right from our first Data Centre, all our subsequent ones were also Tier III compliant. Our managed services bouquet has been a mix of home grown applications and offerings through tie ups with industry leaders like Hp, VMware, Akamai, SAP etc.

•              Expand the bouquet of services and cater to an audience that does not mind paying a premium and hence realise better margins. As competition heats up in the IT and Telecom sector, there will be a squeeze on our margins for the traditional offerings. Hence it is imperative to create a segment of premium paying customers who see value in the differential on their services. We will also continuously expand our service offerings and expand into a broader geographical domain. We actively spread to Tier II and III cities much before we had customers there. This helped us to demonstrate a robust working model of our services in geographically challenged places as and when the demand arose.

29 of 51

•              Expand our customer distribution channels through strategic alliances to take advantage of the sales and marketing capabilities of our strategic partners. Each of our business delivers a certain level of legitimacy when aligned with the industry leaders. Most MNCs see this as a comfort factor and a reassurance of global standards that they have enjoyed. So, whether it is Telecom business aligning with international carriers, our DC business being Tier III certified and assured by the best of the global standards, our Managed services having tied up with leaders like HP, VMware, SAP, Hitachi etc or Applications Integration services or our content delivery assurance with Akamai under our Technology Integration services ambit, the assurance is the same; global standards, local deliverance. On the delivery front, this doubles our marketing strength while allowing for a cross selling of products and services to both the partner’s audiences.

•              Pursue selective strategic investments, alliances and acquisitions to expand our customer base, increase utilization of our network and add new technologies to our service mix. India's financial nerve centre, Mumbai has long been a focus of our expansion plans given the concentration of Enterprise players. That, along with a stable administration and power supply, well developed suburbs, and a native market was responsible for us launching our 6th Tier III DC at Rabale, near Navi Mumbai. All along, we have invested ahead of the demand curve across all our services. That said, the focus has also been to add value by partnering with the best of breed technology companies. Towards that, our hosting services are now SAP certified giving us the incentive/fillip to pitch it to discerning Enterprise customers. Content delivery for Enterprise customers was underlined with our partnership with the world leaders, Akamai. We will continue to pursue opportunities to grow both organically and inorganically, in our endeavor to spread into newer geographies.

•              Expand into international markets for providing managed network services. We are now at a crucial phase in our growth. Over the years, we have built a substantial knowledge house of services and they are ready to be delivered to clients beyond India’s borders. We are actively pursuing an agenda of tying up with international IT majors and taking these strengths to customer worldwide, starting with North America. Our inhouse IP services like eLearning are already being offered to multiple geographies in the US and Europe.

Service Offerings

Telecom Service . These primarily consist of network service which addresses the domestic connectivity needs of Indian enterprises and international inward and outward connectivity needs of International Enterprises. We do this by leveraging our national Tier 1 IPv6 network infrastructure. The services include a comprehensive range of Internet protocol based Virtual Private Network, offerings, including intranets, extranets and remote access applications to both small and large corporate customers. There is a strong focus on industry verticals such as IT/ITES (IT enabled services), banking and financial services industry (BFSI), Government, manufacturing, pharmaceutical and FMCG. We were one of the first service providers in India to provide MPLS-enabled IPVPN’s on our entire network. We have entered into a strategic partnership with leading Telcos for providing last mile connectivity to customers. Our entire network is MPLS enabled with built in redundancy with world class design and service standards.

Our cable landing station and our investment in a submarine cable consortium are our other assets that we extend to our International partners for their international inward and outward connectivity needs. Our cable landing station currently lands 2 major submarine cables; namely Gulf Bridge International (GBI) and the Middle Eastern and North African cable (MENA).

Our connectivity clients can pick from a range of services; namely the following.

•	SecureConnect (TM) is our comprehensive offering of secure, reliable and scalable IPVPN solutions that meet both mission- critical data networking and converged voice, video and data connectivity needs. It offers a variety of intranet and extranet configurations for connecting offices, remote sites, traveling employees and business partners, whether in India or abroad. Our platform of services includes:

•	SiteConnect (TM) which offers site-to-site managed MPLS-enabled IPVPN solutions for securely connecting regional and large branch offices within India to the corporate Intranet.

•	GlobalSite Connect (TM) , an international site-to-site managed MPLS-enabled IPVPN solution, is used for securely connecting international branch offices to the corporate offices. It provides connectivity anywhere in the world through Sify’s alliances and partnerships with global overseas service providers such as Level 3, KDDI, and PCCW Global to name a few.

•	ExpressConnect (TM) , which offers a premium range of high-performance Internet bandwidth solutions for connecting regional offices, branch offices and remote locations to the corporate network. These solutions complement our SiteConnect range of MPLS enabled IPVPN solutions, provide high-speed bandwidth in those situations where basic connectivity and cost are the top concerns.

30 of 51

•	RoamConnect (TM) , is our national and international remote access VPN, which is used for securely connecting employees, while they are traveling, to the corporate intranet. Roam Connect features “single number access” to SifyNet from anywhere in the country and provides access from anywhere in the world through Sify’s alliances with overseas service providers.

•	PartnerConnect (TM) is our remote access VPN offering, for providing secure and restricted dial-up access to business partners such as dealers, distributors and suppliers to the corporate extranet.

Our suite of conferencing tools consist of Audio and Video solutions; most differentiating among being that the video solution in partnership with a world leader, does not require a room conferencing solution thereby arming the modern enterprise with real time data straight from the markets.

Data Centre Services . We operate 6 Tier III Data Centres of which three are located in Mumbai (Bombay), one each at Noida (Delhi), Chennai (Madras) and Bengaluru, which are designed to act as reliable, secure and scalable facilities to host mission-critical applications. We offer co-location services which allow customers to bring in their own rack-mountable servers and house them in shared racks or hire complete racks, and even rent ‘secure cages’ at the hosting facility as per their application requirements. We also offer a wide variety of managed hosting services, such as storage, back-up and restoration, performance monitoring and reporting hardware and software procurement and configuration and network configuration.

Cloud and Managed Services.  Our on-demand hosting (cloud) services offers end-customers with the best in class solutions to Enterprises. We have joined the global program of two world majors and offer their suite of on-demand cloud services giving them the option to “rent” software licenses on a monthly “pay as you go” basis. This model is aimed at helping Indian companies, both large and small, to safely tap computing capacity inside and outside their firewalls to help ensure quality of service for any application they want to run..

Our Remote and Onsite Infrastructure Management services provides continuous proactive management and support of customer operating systems, applications and database layers through deploying specialized monitoring tools and infrastructure experts to ensure that our customers’ infrastructure is performing optimally.

Our innovative SLA driven utility-based On-Demand storage service manages the complete lifecycle of enterprise information, from its inception to its final disposal. The fully managed, utility based, On-Demand, scalable storage platform is powered by global major in Data Systems. Sify's On-Demand storage service reduces the complexities of deploying and managing multiple storage tiers, and lowers operational costs by automating management with flexible need based pricing.

Technology Integration services:   Our myriad mix of solutions gives us the scope to band and extend any or all of these services in multiple formats and scales for client who wish to rest their entire infrastructure with us. Clients get the benefit of our accumulated knowledge base and technical expertise across all points of the ICT spectrum. In terms of cost, these translate into better cost efficiencies. In terms of monitoring, the client interacts with a singular service provider saving them both implementation and documentation efforts.

Applications Integration services: Our range of web-applications include sales force automation, supply chain management, intranet and extranets, workflow engine and knowledge management systems.

Our Applications Integration services operates two of India’s biggest online portals, www.sify.com and www.samachar.com, that function as principal entry points and gateway for accessing the Internet by providing useful web-related services and links. We also offer related content sites specifically tailored to Indian interests worldwide.

Sify.com provides a gateway to the Internet by offering communication and search tools such as email, chat, travel, online portfolio management and channels for personal finance, astrology, lifestyle, shopping, movies, sports and news.

The finance channel of Sify  http://sify.com/finance/  covers the entire spectrum of equity markets, business news, insurance, mutual funds, loans, SME news and a host of paid and free financial services.

•	The sports channel http://sify.com/sports/ covers the entire gamut of Indian and international sports with special focus on cricket.

•	We also host WWE updates as a standalone service http://wwe.sify.com/ for users.

31 of 51

•	The food channel www.bawarchi.com focuses on Indian recipes and cooking and is especially popular among non-resident Indians (NRIs) audiences with over 90% of its content being user generated

•	Our NRI news portal, www.samachar.com focuses on Indian news and allows NRIs to stay connected to India by aggregating news from across all popular newspapers and other news portals. This portal provides a range of news in English and five Indian languages. Apart from Samachar we have another India targeted news channel http://sify.com/news which offers national and international general, political and offbeat news.

•	Movies channel on Sify http://sify.com/movies is one of the key channels which offer updates from Bollywood/ Hollywood and all regional film industries. The content includes movie reviews, industry news, video galleries, photo galleries, downloads (photos) etc.

•	Games channel of Sify http://games.sify.com offers multiple scoring and non scoring games. Games include cricketing games, racing games, football specific games.

We offer value-added services to organizations such as website design, development, content management, Online assessment tools, search engine optimization, including domain name management, secure socket layer (SSL) certificate for websites, digital certification services nd server space in required operating system and database. We provide state of the art messaging and collaboration services and solutions such as e-mail servers, LAN mail solutions, anti-spam appliances, bulk mail services, instant messaging, and also offer solutions and services to enable data & access security over the Internet. We also provide infrastructure-based services on demand, including on-line testing engine and network management. On-line testing services include test management software, required servers and proctored examination facilities at Sify’s franchisee points. On-line exam engine offered allows a secure and flexible way of conducting examinations involving a wide range of question patterns.

Corporate Customers

Our base of corporate customers spread across information technology enabled services (ITES), banking financial services and Insurance (BFSI), publishing, retail, pharmaceuticals and manufacturing. The reorganisation of our business has helped us expand our customer base to over 5,000 customers to date. This is not inclusive of customers who have brought piece-meal services from us. A good number of these customers have matured from our initial set of offerings like Network and Data centre services. With the launch of our cable landing station, we are able to cater to international carriers as well as domestic voice and data players. Our alliance with world leaders across our other services is giving us the opportunity to extend our services to customers of our alliance partners.

The Company does not currently anticipate that it will serve markets in, or have any contacts with, Sudan, Iran or Syria, or any other countries which are designated as state sponsors of terrorism by the U.S. Department of State. As of the date of this Report, the Company has not provided into Iran, Sudan, or Syria, or any other countries which are designated as state sponsors of terrorism by the U.S. Department of State directly or indirectly, any products, equipment, software, technology, information or support, and has no agreements, arrangements, or other contacts with the governments of those countries or entities they control.

Customer Service and Technical Support

The implementation of the single UAN for all Enterprise customers across India has centralised all customer enquiries to one point, thus enabling us to pour resources and efforts into a single minded endeavour. We support both telephonic and email interactions from our clients and support for Enterprises services is 24x7x365.

Sales and Marketing

From a business standpoint, we have 5 different lines of business. But on the sales front, the entire team is trained to upsell and cross sell across the entire bandwidth of services. We believe this is essential and imperative given the space for bundling of our services. The 270 person Sales team caters to the demand of Enterprises and the growing SMB market.

32 of 51

Technology and Network Infrastructure

Geographic coverage: Our network today reaches more than 1,300 towns and cities and between them have more than 85,000 links. This network is completely owned giving us complete control on the technology, traffic and speed over them. These points of presence, or primary nodes, reside at the core of a larger Internet protocol network with a Star and meshed topology architecture thereby building in redundancy at every point and translating into minimum or no downtime for customers.

Today we offer the following services to our Enterprise and consumer customers using our network.

•	Internet access services,
•	IP/ MPLS Virtual private networks,
•	Internet based Voice services

Each point of presence contains data communications equipment housed in a secure facility owned, leased or operated on an infrastructure co-location basis by our Company. The last mile connecting to the customer can be a leased line, ISDN or point-to-multipoint radio link which we have licensed from the Wireless Planning Commission. We also use certain frequency radios, which do not require an operating license, in some locations. Our larger corporate customers access the point of presence directly through leased lines or wireless links.

Network Architecture : We ensure network reliability through several methods and have invested in proven technologies. We use routers to route traffic between nodes interconnected using a high speed interface. Most of our applications and network verification servers are manufactured by IBM, Sun and Hewlett-Packard.

The primary nodes on the backbone network are connected by multiple high-speed fiber optic lines that we lease from long distance operators. The secondary nodes are connected by lower speed leased lines. A number of nodes are accessible from at least two other nodes, if not, by two long distance operators, allowing us to reroute traffic in the event of failure on one route. We reduce our exposure to failures on the local loop by usually locating our points of presence within range of service providers switching equipment and purchasing connectivity from multiple providers. To further maximize our network uptime, we are almost completely connected on fiber optic cables to the switching points of our service providers from our POPs.

In addition to a fundamental emphasis on reliability and security, our network design philosophy has focused on compatibility, interoperability, scalability and quality of service. We use Internet protocol with Multi Protocol Label Switching, or MPLS, to transmit data, thus ensuring that our network is completely interoperable with other networks and systems and that we may port any application onto our network. The modular design of our network is fully scalable, allowing us to expand without changing the network design or architecture.

Network Operations Centre: We maintain a network operation centre located in Chennai (Madras) and a backup facility in Mumbai (Bombay). The Chennai facility houses our central network servers as well as our network staff who monitors network traffic, service quality and equipment at all our points of presence to ensure a reliable Internet service. These operation centres are staffed 24-hours-a-day, seven-days-a-week. We have backup power generators and software and hardware systems designed to prevent network downtime in the event of system failures. In the future, we may add additional facilities to supplement or add redundancy to our current network monitoring capability.

Data Centre Infrastructure. We operate six tier III Internet Data Centres, three in Mumbai, one each at Chennai and Bangalore and the latest one at Noida near Delhi. We offer managed hosting, security and infrastructure management services from these facilities. These data centres are completely integrated with our IP / MPLS network which provides seamless connectivity for our customers from their premise to their applications hosted in the Data Centres. The Data Centres conform to the tier III standards to cater to the security consideration of our customer servers. We intend to invest in additional Data Centres, and are currently building a world class data centre at Rabale in Mumbai.

Competition

Given our wide spread of services, our competition is also long and varied. As the markets in India for corporate network/data services, Internet access services and online content develop and expand, we will continue to see the entry of newer competitors and those with deeper pockets.

Individually, we will see competition intensify from established players like Reliance, TATA Communications and Bharti for Telecom services, Ctrl S, Reliance and Net Magic for Data Centres, proprietary leaders like IBM and localized players like Ramco for Cloud services, traditional software majors like Infosys, HP, Wipro and TCS for Applications Integration services and large entities like Reliance and TCS for our Technology Integration services.

33 of 51

Item 3. Management’s Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion of the financial condition and results of operations of our Company should be read in conjunction with the Unaudited Condensed Consolidated Interim Financial Statements and the related condensed notes included elsewhere in this report and the audited financial statements and the related notes contained in our Annual Report on Form 20-F for the fiscal year ended March 31, 2016. This discussion contains forward-looking statements that involve risks and uncertainties. For additional information regarding these risks and uncertainties, please see the section in our Annual report captioned “Risk Factors.”

Overview

We are among the largest integrated ICT Solutions and Services companies in India, offering end-to-end solutions with a comprehensive range of products delivered over a common telecom data network infrastructure reaching more than 1,300 cities and towns in India. This telecom network also connects 38 Data Centres across India including Sify’s 6 Tier III Data Centres across the cities of Chennai, Mumbai, Delhi and Bengaluru and customer data centres.

In late 2012, we reorganised our Business to enable scale, flexibility and the ability to cross pollinate our business across multiple verticals. The focus of the business shifted to Solutions and Services from a hitherto infrastructure focus. This, we call Sify 3.0.

After the re- organization along service lines, a significant part of the our revenue is derived from Enterprise Services, comprising Telecom services, Data Centre services, Cloud and Managed services, Applications Integration services and Technology Integration services. Sify also provides services that cater to the burgeoning demands of the SMB community, much of it on its Cloud services platform.

a)	Telecom services

The Core service in the portfolio is the Telecom Services which is also among the most mature, tracing its legacy back to earlier years as India’s first Private Internet Service Provider. The slower pace of use of private computers led a midway diverge to build networks that could be used by large Enterprises for their business needs. The early start has helped us to leverage the market potential; we are today India’s leading network provider offering the highest wireless endpoints and an equal number of wired terminations.

Forecasting the explosive growth that the telecom market will see, we were the first in the country to offer an IPv6 ready network; a fact underscored by the Telecom policy of 2012. This network reaches around 1,300 towns and cities and gives a prospect of approximately 2600 points of presence.

The focus of the Telecom Services is on the following lines:-

▪	India Data Business – Addressing the Data Communication needs of Large and Emerging Enterprises in India across each of their distributed points of business. We do this by leveraging our network span across 1,300 towns and cities.

▪	Global Network Business – Addressing the connectivity needs of Enterprises and Carriers to connect in and out of India. Our partnerships with multiple international carriers provides for a seamless integration into and out of the India network.

▪	Wholesale Voice – Addressing the ‘India termination’ and several other countries for Hubbing. Our cable landing station is our strategic investment to address this business need and currently facilitates three international cables servicing the Middle East and a majority of Europe. Investments into strategic global assets will continue to address the opportunity in-and-out of India.

b)	Data Centre services

We are among the earliest to invest in the Data Centre landscape in the country with our first Data Centre in Vashi, Mumbai in the year 2000. Even in the early days of the IT revolutions, we set very high benchmarks with each of our subsequent data being Tier III compliant. We currently have 6 Tier III Data Centres across various geographical locations in India. This business offers services such as co-location, regular backup, server load balancing, remote backup; Managed Services like Messaging, shared Hosting, network and security; Storage and Virtualization and Managed Voice services to all resident Enterprises.

c)	Cloud and Managed services

The Data explosion witnessed by the country opened up many opportunities and challenges. This has driven Indian Enterprises towards asset light solutions aiming at lower Total Cost of Ownership (TCO). Foremost among them were for Managed services, Data Security and cloud services. Cloud services was a product of the market demand from Enterprises who sought to de-focus themselves from operating cumbersome IT infrastructure and moving towards an Opex based computing practice. Today, this practice follows both a collaborative and standalone approach offering Cloud services from industry leaders like HP and VMware, and also through home grown solutions.

34 of 51

This business provides On-Demand, anywhere, Flexible, Multi-tenant and Dedicated storage solutions, Public, Private and Hybrid cloud platforms and IaaS, Paas and DR as services. We are also the only company offering Cloud Delivery solutions on a home grown tool with an objective of reducing the TCO offering value to customers, on a completely automated platform called Cloudinfinit.

d)	Technology Integration services

Strategic investment of time and focus over a decade to build India’s premier ICT network has resulted in an admirable knowledge base of products and technologies. With Sify 3.0, we chose to package this into a knowledge offering to the market and thus, emergence of Technology Integration services. Technology Integration Services (TIS) combines Sify’s IT capabilities with its core telecom and Data Centre products to provide a converged turn-key ICT solution to the customer.

TIS leverages Sify’s homegrown expertise in design, implementation and maintenance to deliver end-to-end managed IT services across datacenter, network and security.

Major focuses are as follows:

•	Service Desks and Command Centers
•	Voice and Video Conferencing
•	Hosted Contact Centers
•	Unified Communication and Unified Access
•	Virtualization
•	Data Centre Build
•	Campus/LAN/Data Centre Networking
•	WAN Architectures
•	Enterprise and End Point Security

e)	Applications Integration services

The third layer of the Sify business is the Applications Integration services. Aligning to the market opportunity and expectations from our customers on high end value chain services, Sify’s in house team of application developers have designed and developed a full suite of applications to ride on top of our network infrastructure. Some of these have been trailblazers like the Supply Chain management application, Forum and the online assessment tool, iTest. We had invested early on, in the sunrise business eLearning recognizing the demand of Enterprises to take forward a uniform training platform to all branches and subsidiaries.

Today, this business caters to various verticals with offerings like Talent management, and automated platform that enables multi city, multiple point recruitments and test platform, Sales and Distribution platform, eLearning platform primarily for Enterprises outside of India for local and Internet based training, Web solutions like portals and a SAP integration practice.

There are numerous risks and challenges affecting the business. These risks and challenges are discussed in detail in the section entitled 'Risk Factors' in our Annual Report on Form 20-F for the year ended March 31, 2016 and elsewhere in this Report.

Revenues

Telecom Services

These primarily include revenue from connectivity services, NLD/ILD services and to a lesser extent, revenues from the installation of the connectivity link. In certain cases, these elements are sold as a package consisting of all or some of the elements. We sell hardware and software purchased from third party vendors to our high value corporate clients. Our connectivity services include IPVPN services, Internet connectivity, last mile connectivity (predominantly through wireless). We provide these services for a fixed period of time at a fixed rate regardless of usage, with the rate for the services determined based on the type of service and capacity provided, scope of the engagement and the Service Level Agreement, or SLA. We provide NLD (National Long Distance) and ILD (International Long Distance) services and carry voice traffic for Inter-connect Operators. Revenue is recognized based upon metered call units of voice traffic terminated on our network.

35 of 51

Data Center services

Revenue from Data Centre services include, revenue from co-location of space, racks, caged racks and on usage of power from large contracts. The contracts are mainly fixed rate for a period of time based on the space or the racks used and usage revenue is based on consumption of power on large contracts.

Cloud and Managed Services

Revenue from Cloud and Managed services, are primarily from “ Cloud and On demand storage”, “ Domestic managed services and “International managed services”. Contracts from Cloud and on demand storage , are primarily fixed and for a period of time. Revenues from Domestic and International manage services, comprises of value added services, operations and maintenance of projects and from remote infrastructure management. Contracts from this segment are fixed and could also be based on Time and Material (T&M).

Technology Integration Service (TIS)

Revenues from TIS comprises of DC build services and Security services. Contracts under TIS are based on completion of projects and could also be based on T & M.

Applications Integration Services

Revenue from Applications Integration Services (Apps SI) comprises of Online Assessment, Web development, supply chain solutions, content management and from sale of Digital certificates. Contracts are primarily fixed in nature for a period of time and also could be based on T & M.

Expenses

Cost of goods sold and services rendered

Telecom Services

Cost of goods sold and services rendered for the corporate network/data services division consists of telecommunications costs necessary to provide services and cost of goods in respect of communication hardware and security services sold, commission paid to franchisees and cable television operators, the cost of voice termination for voice and VoIP services and other direct costs. Telecommunications costs include the costs of international bandwidth procured from TELCOs and are required for access to the Internet, providing local telephone lines to our points of presence, the costs of using third-party networks pursuant to service agreements, leased line costs and costs towards spectrum fees payable to the Wireless Planning Commission or WPC for provision of spectrum to enable connectivity to be provided on the wireless mode for the last mile. Other costs include cost incurred towards our Annual Maintenance Contract (AMC), the cost of installation in connectivity business and the costs incurred in providing Hosting services. In addition, the Government of India levies an annual license fee of 8% of the adjusted gross revenue generated from IP-VPN services and Voice services under the NLD/ILD license.

Data Centre Services

Cost of goods sold and services rendered for the Data Centre services consists of cost of electrical power consumed , cost of rental servers offered to customers and cost of licences used to provide services.

Cloud and Managed Services

Cost of goods sold and services rendered for the Cloud and Managed services consists of cost of licences in providing services, cost of billable resources in case of International Managed services, Third party professionals engaged in providing services, associate costs of the delivery teams and cost of operations of DC build BOT projects.

Technology Integration Services

Cost of goods sold and services rendered consists of cost of hardware and software supplied for DC build projects, cost of security hardware and software supplied and cost of hardware and software procured for System integration projects .

36 of 51

Applications Integration Services

Cost of goods sold and services rendered consists of professionals charges payable to domain specialists and subject matter experts, cost of billable associates of e-learning business, cost of digital certificates and platform usage, cost of operating in third party facility for online assessment including invigilator costs and cost of procuring and managing content for the websites and other direct costs for the revenue streams.

Selling, general and administrative expenses

Selling, general and administrative expenses consists of salaries and commissions for sales and marketing personnel, salaries and related costs for executive, financial and administrative personnel, sales, marketing, advertising and other brand building costs, travel costs, and occupancy and overhead costs.

Depreciation and amortization

We depreciate our tangible assets on a straight-line basis over the useful life of assets, ranging from three to eight years and, in the case of buildings, 28 years. Undersea cable capacity is amortised over a period of 12 years and other intangible assets with finite lives are amortised over three to five years.

Impairment

The carrying amounts of the Group’s non-financial assets, other than inventories and deferred tax assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. For goodwill, the recoverable amount is estimated each year at December 31.

The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit”). The goodwill acquired in a business combination, for the purpose of impairment testing, is allocated to cash-generating units that are expected to benefit from the synergies of the combination. Corporate assets for the purpose of impairment testing are allocated to the cash generating units on a reasonable and consistent basis.

An impairment loss is recognized if the carrying amount of an asset or its cash-generating unit exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss. Impairment losses recognized in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the units and then to reduce the carrying amount of the other assets in the unit or group of units on a pro rata basis.

Inventories

Inventories comprising traded hardware and software are measured at the lower of cost (determined using first-in first-out principle) and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

Deferred tax

Deferred tax is recognized using the balance sheet method, providing for temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiaries and associates to the extent that it is probable that they will not reverse in the foreseeable future. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill, as the same is not deductible for tax purposes. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

37 of 51

Deferred taxation arising on investments in subsidiaries and associates is recognized except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred taxation arising on the temporary differences arising out of undistributed earnings of the equity method accounted investee is recorded based on the management's intention. If the intention is to realize the undistributed earnings through sale, deferred tax is measured at the capital gains tax rates that are expected to be applied to temporary differences when they reverse. However, when the intention is to realize the undistributed earnings through dividend, the Group’s share of the income and expenses of the equity method accounted investee is recorded in the statement of income, after considering any taxes on dividend payable by the equity method accounted investee and no deferred tax is set up in the Group's books as the tax liability is not with the group.

Results of Operations

The following table sets forth certain financial information as a percentage of revenues:

	Quarter ended September		half year ended September
	2016	2015	2016	2015
	%	%	%	%
Revenues	100	100	100	100
Cost of goods sold and services rendered	63	58	64	59
Other income/(expense)	1		1
Selling, general and administrative expenses	22	23	22	24
Depreciation and amortization expenses	10	10	10	10
Profit from operating activities	5	8	5	7
Finance income			1	1
Finance expenses	2	5	3	5
Net finance income/(expense)	(2)	(5)	(2)	(4)
Net profit for the year	4	4	3	3

The company has re-grouped the revenue and costs associated with digital certification services from Technology Integration Services to Applications Integration Services from April 1, 2016. Consequently, the revenue and costs associated are re-grouped for the comparative periods presented in this Report. Refer Note 15 of the financial statements.

Results of quarter ended September 30, 2016 compared to quarter ended September 30, 2015

The growth in our revenues in fiscal 2016 from fiscal 2015 is given below:

(Rupees in million)

	Quarter ended September 30, 2016	Quarter ended September 30, 2015	Change	% Change
Revenues	4,392	3,715	677	18%

We have achieved a Revenue of ₹ 4,392 Million ($ 66 Million), an increase in revenue of ₹ 677 Millions ($ 10 Millions) over same quarter previous year. The increase is primarily contributed by Technology Integration Services, supported by growth in Applications Integration services, Data Centre services and Telecom Services.

The revenue by operating segments is as follows:

(Rupees in million)

	Revenue		Percentage of revenue
	Quarter ended September 2016	Quarter ended September 2015	Quarter ended September 2016	Quarter ended September 2015	Growth
Telecom Services	2,571	2,493	59%	67%	3%
Data Centre Services	490	365	11%	10%	34%
Cloud and Managed Services	229	234	5%	6%	(2)%
Technology Integration Services	397	242	9%	7%	64%
Applications Services	705	381	16%	10%	85%
Total	4,392	3,715	100%	100%

38 of 51

Revenue from Telecom Services has increased by ₹ 78 Million ($1.17 Million) contributed by Data services ₹ 283 Million ($4.25 Million) and offset by decrease in voice services by ₹ 205 Million ($3.08 Million). Revenue increase of ₹ 283 Million ($4.25 Million) from Data Services is on account of increase in number of customer links. Revenue from voice services decreased by ₹205 Million ($3.08 Million) on account of lesser realisation and minutes.

Revenue from Data Centre services has increased by ₹ 125 Million ($1.9 Million) on account of higher capacity utilisation.

Revenue from Cloud and Managed Services has decreased by ₹5 Million ($0.08 Million) where increase in domestic services by ₹10 Million ($0.15 Million) was offset by decrease in infrastructure managed services revenue by ₹15 Million ($0.23 Million).

Revenue from Technology Integration services has increased by ₹ 155 Million ($2.33 Million). This is on account of increase in projects in Systems Integration and Security services.

Revenue from Applications Integration Services has increased by ₹ 324 Million ($4.86Million), primarily on account of increase in application services by ₹ 395 Million ($ 5.92 Million) due to execution of a large online examination project, which was partially offset by decrease of ₹47 Million ($0.71 Million) in e-Learning business and ₹12 Million ($0.18 Million) in digital certification services on account of decrease in customer engagements. Revenue from Portal business and other business decreased by ₹ 12 Million ($0.18 Million).

Other income

The change in other income is as follows:

(Rupees in million)
	Quarter ended September 30, 2016	Quarter ended September 30, 2015	Change	% Change

Other Income	36	12	24	200%

Increase in other income is on account of increase in other miscellaneous and rental income.

Cost of goods sold and services rendered (COGS)

Our cost of goods sold and services rendered is set forth in the following table:

(Rupees in million)
	Quarter ended September 30, 2016	Quarter ended September 30, 2015	Change	% Change
Telecom services	1,642	1,514	128	8%
Data Centre Services	249	197	52	26%
Cloud and Managed Services	119	90	29	32%
Technology Integration Services	277	152	125	82%
Applications Integration Services	500	213	287	135%
Total	2,787	2,166

39 of 51

The cost of goods sold increased by 29% on overall basis, the movement in COGS is explained in detail below:

(Rupees in million)
	Quarter ended September 30, 2016	Quarter ended September 30, 2015	Change	% Change
Network Costs	1,318	1,302	16	1%
Revenue share	134	116	18	16%
Cost of goods sold	354	215	139	65%
Power costs	233	194	39	20%
Direct Resources costs	234	233	1	-
Others	514	106	408	385%
Total	2,787	2,166

Network cost comprises cost of Bandwidth leased out from TELCOS, Inter connect charges and IP termination costs payable to carriers. Bandwidth costs increased by ₹ 90 Million ($ 1.34 Million) due to capacity upgradation and newer links, Inter Connect charges reduced by ₹ 72 Million ($ 1.08 Million) on account of reduction in minutes and rates.

Revenue share cost comprises of Revenue share payable to DOT on ILD, NLD and other services. Increase in Revenue share is on account increase in revenue from licensed services.

The increase in Cost of Hardware and Software is on account of higher number of System integration projects and related hardware opportunities during the quarter.

Power costs comprises of electricity cost incurred in our data center. Increase in the cost is on account of more usage.

Direct resources costs comprises of (i) the cost of resources deployed on the Network Infrastructure Delivery and resources involved in delivery of application services (ii) cost of billable resources associated with the e Learning and Infrastructure Managed services. Resource costs has remained flat compared to previous period.

Other Direct costs, comprises of Link implementation and maintenance charges for the Telecom services, Direct cost of Application services, digital certificate platform , content costs , delivery costs of application services, subject matter experts for international business. The increase in Other Direct costs is due to increase in (i) ₹ 53 Million ($0.80 Million) in Cloud & Managed services due to higher usage, (ii) ₹295 Million ($ 4.43 Million) on account of increase in number of online assessment services conducted during the period, ₹62 Million ($ 0.93 Million) on account of increase in costs of Link implementation and maintenance charges in Telecom Services.

We are continuously seeking cost efficiencies and process optimization to maximize the return.

Selling, General and Administrative expenses

Selling, General and Administrative expenses of the Company are set forth as follows:

(Rupees in million)
	Quarter ended September 30, 2016	Quarter ended September 30, 2015	Change	Change (%)
Operating Expenses	263	240	23	10%
Selling & Marketing Expenses	35	43	(8)	-19%
Associate Expenses	383	333	50	15%
Other Indirect Expenses	273	214	59	28%
Provision for doubtful debts and advances	44	40	4	10%
Forex (gain) / loss	(29)	17	(46)
Total	969	887

40 of 51

Operating expenses have increased by 10%, on account of higher implementation cost on network expansion for large projects and also on account of increase in Operating and maintenance cost of Data centers.

Selling and Marketing costs consist of, selling commission payable to sales partners, discounts payable to customers, incentive to salesmen and marketing and promotion costs. Selling & Marketing cost has decreased on account of decrease in advertisement costs and decrease in channel partner commission.

Associate expenses, consists of the annual cost of the employees who are part of the Sales and marketing function, Business development, General management and support services. Associate expenses increased due to increase in number of associates recruited during the period and also on account of pay revision.

Other Indirect expense consist of cost of facilities, electricity charges incurred on facilities, travel cost, Legal charges, professional charges, communication and others. Increase in other indirect costs is on account of one time higher statutory levy incurred during the same period previous year.

Provision for Doubtful debts consists of the charge on account of the provisions created during the year against doubtful debtors. The marginal increase in Provision for Doubtful debts are on account of prudent provisioning of debtors.

Depreciation and amortization

Depreciation and amortization is set forth in the table below:

(Rupees in million)
	Quarter ended September 30, 2016	Quarter ended September 30, 2015	Change	% Change
Depreciation and amortization	432	369	63	17%
As a percentage of carrying value	6%	6%

As the business is continuing to expand, the amount of depreciation is increasing on account of contructing and deploying new facilities by the Company. Increase in depreciation is on account of commissioning of new data center at Rabale during fiscal 2016 and field assets deployment for large projects.

Profit from operating activities

(Rupees in million)
	Quarter ended September 30, 2016	Quarter ended September 30, 2015	Change	% Change
Operating profit	239	306	(67)	-22%
As a percentage of revenue	5%	8%

Decrease in operating profit is on account of increase in operating costs during the current period. The Company is taking steps to decrease the costs with revenue mix and scaling.

Finance income/expense

(Rupees in million)
	Quarter ended September 30, 2016	Quarter ended September 30, 2015	Change	% Change
Finance Income	16	13	3	23%
Finance expense	(98)	(186)	88	-47%
Net finance expense	(82)	(173)	91	-53%

41 of 51

The increase in finance income is majorly due to interest on income tax refund received during the current period. The decrease in finance expenses is on account of gain on mark to market valuation of interest rate swaps amounting to ₹ 6.8 million ($ 0.1 million) recognised during current period, compared to mark to market loss of ₹ 34.2 million ($ 0.51 million) in corresponding quarter of previous year. Also, during previous period higher interest cost amounting to ₹ 35.7 million ($ 0.54 million) was on account of adverse foreign exchange movement.

Net Profit

(Rupees in million)
	Quarter ended September 30, 2016	Quarter ended September 30, 2015	Change	% Change
Net Profit	157	133	24	18%
As a percentage of revenue	4%	4%

The increase is on account of increase in margin arising from incremental revenue and decrease in finance expenses which was offset by increase in operating costs during the current period.

Results of half year ended September 30, 2016 compared to half year ended September 30, 2015

Revenues

The growth in our revenues in fiscal 2016 from fiscal 2015 is given below

(Rupees in million)
	Half year ended September 30, 2016	Half year ended September 30, 2015	Change	% Change
Revenues	8,562	7,122	1,440	20%

We have achieved a Revenue of ₹ 8,562 Million ($128.44 Million), an increase of ₹ 1,440 Million ($21.60 Million) over same quarter previous year. The increase is primarily contributed by Technology Integration Services, supported by growth in Applications Integration services, Data Centre services and Telecom Services.

The revenue by operating segments is as follows:

(Rupees in million)
	Revenue		Percentage of revenue
	Half year ended September 30, 2016	Half year ended September 30, 2015	Half year ended September 30, 2016	Half year ended September 30, 2015	Growth
Telecom Services	5,106	4,715	60%	66%	8%
Data Centre Services	931	742	11%	10%	25%
Cloud and Managed Services	471	439	6%	6%	7%
Technology Integration Services	950	549	11%	8%	73%
Applications Integration Services	1,104	677	13%	10%	63%
Total	8,562	7,122	100%	100%

42 of 51

Revenue from Telecom Services has increased by ₹ 391 Million ($5.9 Million) contributed by Data services ₹ 502 Million ($7.53 Million) and offset by voice services by ₹ 111 Million ($1.66 Million). Revenue increase of ₹ 502 Million ($7.53 Million) from Data Services is on account of increase in number of customer links. Revenue from voice services decreased by ₹111 Million ($1.66 Million) on account of lesser realisation and minutes.

Revenue from Data Centre services has increased by ₹ 189 Million ($2.8 Million) on account of higher capacity utilisation.

Revenue from Cloud and Managed Services has increased by ₹32 Million ($0.5 Million) where domestic services increased by ₹25 Million ($0.38 Million) and infrastructure managed services revenue increased by ₹7 Million ($0.11 Million).

Revenue from Technology Integration services has increased by ₹ 401 Million ($6 Million). This is on account of increase in projects in Systems Integration and Security services.

Revenue from Applications Integration Services has increased by ₹ 427 Million ($6.4Million), primarily on account of increase in application services by ₹ 460 Million ($ 6.90 Million) due to execution of a large online examination project, which was partially offset by decrease of ₹32 Million ($0.48 Million) in e-Learning business and ₹ 20 Million ($0.30 Million) in digital certification services on account of decrease in customer engagements. Revenue from Portal business and other business increased by ₹ 18 Million ($0.27 Million).

Other income

The change in other income is as follows:

(Rupees in million)
	Half year ended September 30, 2016	Half year ended September 30, 2015	Change	% Change

Other Income	62	22	40	181%

Increase in other income is on account of increase in other miscellaneous and rental income.

Cost of goods sold and services rendered (COGS)

Our cost of goods sold and services rendered is set forth in the following table:

(Rupees in million)
	Half year ended September 30, 2016	Half year ended September 30, 2015	Change	% Change
Telecom services	3,276	2,901	375	13%
Data Centre Services	501	377	124	33%
Cloud and Managed Services	198	157	41	26%
Technology Integration Services	716	342	374	109%
Applications Integration Services	762	392	370	94%
Total	5,453	4,169

The cost of goods sold has increased by 30% on overall basis, the movement in COGS is explained in detail below:

(Rupees in million)
	Half year ended September 30, 2016	Half year ended September 30, 2015	Change	% Change
Network Costs	2,708	2,501	207	8%
Revenue share	256	223	33	15%
Cost of goods sold	871	432	439	102%
Power costs	476	359	117	33%
Direct Resources costs	440	432	8	2%
Others	702	222	480	217%
Total	5,453	4,169

43 of 51

Network cost comprises of cost of Bandwidth leased out from TELCOS, Inter connect charges and IP termination costs payable to carriers. Bandwidth costs increased by ₹ 192 Million ($ 2.88 Million) due to capacity upgradation and newer links, Inter Connect charges increased marginally by ₹ 15 Million ($ 0.22 Million) on account of reduction in minutes and rates.

Revenue share cost comprises of Revenue share payable to DOT on ILD, NLD and other services. Increase in Revenue share is on account increase in revenue from licensed services.

The increase in Cost of Hardware and Software is on account of higher number of System integration projects and related hardware opportunities during the quarter.

Power costs comprises of electricity cost incurred in our data center. Increase in the cost is on account of more usage.

Direct resources costs comprises of (i) the cost of resources deployed on the Network Infrastructure Delivery and resources involved in delivery of application services (ii) cost of billable resources associated with the e Learning and Infrastructure Managed services. Resource costs has remained flat compared to previous period.

Other Direct costs, comprises of Link implementation and maintenance charges for the Telecom services, Direct cost of Application services, digital certificate platform , content costs , delivery costs of application services, subject matter experts for international business. The increase in Other Direct costs is due to increase in (i) ₹ 79 Million ($1.18 Million) in Cloud & Managed services due to higher usage, (ii) ₹333 Million ($ 5.00 Million) on account of increase in number of online assessment services conducted during the period, ₹85 Million ($ 1.28 Million) on account of increase in costs of Link implementation and maintenance charges in Telecom Services.

We are continuously in the path of achieving cost efficiencies and process optimization to maximize the return.

Selling, General and Administrative expenses

Selling, General and Administrative expenses of the Company are set forth as follows:

(Rupees in million)
	Half year ended September 30, 2016	Half year ended September 30, 2015	Change	Change (%)
Operating Expenses	478	471	7	1%
Selling & Marketing Expenses	61	76	(15)	-20%
Associate Expenses	720	629	91	14%
Other Indirect Expenses	525	447	78	17%
Provision for doubtful debts and advances	84	80	4	5%
Forex (gain) / loss	(16)	4	(20)
Total	1,852	1,707

Operating expenses have increased by 1%, on account of higher implementation cost on network expansion for large projects and also on account of increase in Operating and maintenance cost of Data centers.

Selling and Marketing costs consist of, selling commission payable to sales partners, discounts payable to customers , incentive to salesmen and marketing and promotion costs. Selling & Marketing cost has decreased on account of decrease in advertisement costs and decrease in channel partner commission.

Associate expenses, consists of the annual cost of the employees who are part of the Sales and marketing function, Business development, General management and support services. Associate expenses increased due to increase in number of associates recruited during the period and also on account of pay revision.

44 of 51

Other Indirect expense consist of , cost of Facilities , electricity charges incurred on facilities, travel cost , Legal charges , professional charges, communication and others. Increase in other indirect costs is on account of one time higher statutory levy incurred during the same period previous year.

Provision for Doubtful debts consists of the charge on account of the provisions created during the year against doubtful debtors. The marginal increase in Provision for Doubtful debts are on account of prudent provisioning of debtors.

Depreciation and amortization

Depreciation and amortization is set forth in the table below:

(Rupees in million)
	Half year ended September 30, 2016	Half year ended September 30, 2015	Change	% Change
Depreciation and amortization	873	745	128	17%
As a percentage of carrying value	13%	12%

As the business is continuing to expand, the amount of depreciation is increasing on account of contructing and deploying new facilities by the Company. Increase in depreciation is on account of commissioning of new data center at Rabale during fiscal 2016 and field assets deployment for large projects.

Profit from operating activities

(Rupees in million)
	Half year ended September 30, 2016	Half year ended September 30, 2015	Change	% Change
Operating profit	445	524	(79)	(15)%
As a percentage of revenue	5%	7%

Decrease in operating profit is on account of increase in operating costs during the current period. The Company is taking steps to decrease the costs with revenue mix and scaling.

Finance income/expense

(Rupees in million)
	Half year ended September 30, 2016	Half year ended September 30, 2015	Change	% Change
Finance Income	85	18	67	372%
Finance expense	(249)	(324)	75	(23)%
Net finance expense	(164)	(306)	142	(46)%

The increase in finance income is majorly due to interest on income tax refund received during the current period. The decrease in finance expenses is on account of gain on mark to market valuation of interest rate swaps amounting to ₹ 7.3 million ($ 0.1 million) recognised during current period, compared to mark to market loss of ₹ 34.2 million ($ 0.51 million) in corresponding period of previous year. Also, during current period interest cost amounting to ₹ 28.4 million ($ 0.42 million) was on account of adverse foreign currency movement compared to ₹ 52 million ($ 0.78 million) during previous period.

45 of 51

Net Profit

(Rupees in million)
	Half year ended September 30, 2016	Half year ended September 30, 2015	Change	% Change
Net Profit	282	218	64	29%
As a percentage of revenue	3%	3%

The increase is on account of increase in margin arising from incremental revenue and decrease in finance expenses which was offset by increase in operating costs during the current period.

Liquidity and Capital Resources

We have financed our operations largely through cash generated from operations, equity issuance and bank borrowings. Our liquidity requirements are for meeting working capital needs and capital expenditure required to upgrade and maintain our existing infrastructure.

The following table summarises our cash flows for periods presented:

	Half year ended September 30, 2016	Half year ended September 30, 2015	Half year ended September 30, 2016
	₹ In million	₹ in million	US $ in million
Net cash from / (used in) operating activities	906	1,437	13
Net cash from / (used in) investing activities	(545)	(745)	(8)
Net cash from / (used in) financing activities	(231)	(304)	(3)
Effect of exchange rate changes on cash and cash equivalents	(2)	2	-
Net increase / (decrease) in cash and cash equivalents	130	388	2

As at September 30, 2016 and 2015 we had working capital of ₹ 948 million and ₹ 1,047 million which includes cash and cash equivalents of ₹ 1,144 million and ₹ 1,111 million respectively. Our working capital net of cash and cash equivalents is ₹ 196 million (negative) and ₹ 64 million (negative) as at September 30, 2016 and 2015. We believe that cash from operations, existing lines of credit and capital availability from promotor group, we have sufficient resources to meet our liquidity requirements.

Our short term borrowings to finance working capital requirements are primarily financed by cash credit facilities with banks. Borrowings for capital expenditures are financed through capital leases and long term loans. We have foreign currency demand loans and cross currency swap for our term loan in Indian Rupee, which carry lower interest rates compared to Indian Rupee loans, but are subject to exchange fluctuations, due to which there could be an adverse impact on cash outflows.

On October 22 2010, the company entered into a subscription agreement with Mr Ananda Raju Vegesna, acting as representative (the “Representative”) of the purchasers in connection with the offering. Pursuant to the terms of this subscription agreement, the company issued and allotted 125,000,000 equity shares to an entity affiliated and controlled by Mr. Raju Vegesna, our CEO, Chairman and Managing Director. In accordance with Indian law, the purchase price is to be paid at such time as determined by Board of Directors of the company. During the fiscal year 2014, the Company has received an aggregate of ₹ 300 million, in connection with this private placement, resulting in an aggregate of ₹ 2,800 million received to date. Although all 125,000,000 shares are deemed issued and outstanding, the unpaid portion of the equity shares issued pursuant to the subscription agreement do not have any voting rights and are not entitled to dividends, if declared. As of the date of this Report, Mr. Vegesna has paid for 70% of the shares of the subscription. From out of the uncalled amount of ₹ 1,200 million, the Board of Directors have made a call amounting to ₹ 300 million at their meeting held in October 2016 and the said amount will be received by the Company by November 2016. The balance of the proceeds from the allotment of the equity shares to our promoter group, of ₹ 900 million, will take place in tranches as per the amended subscription agreement and the Board of Directors assessment from time to time of the Company’s capital requirements, with respect to both timing and amount.

We have borrowings of ₹ 4,812 million as of September 30, 2016 out of which ₹ 3,757 million will be repaid within a period of 12 months. Interest outflow on existing borrowings for next year is expected to be ₹ 335 million. We have utilized working capital facility of ₹ 1,748 million out of limit of ₹ 1,750 million as on September 30, 2016. We have unutilized funded limit of ₹2 million as on September 30, 2016.

46 of 51

Our ongoing working capital requirements are significantly affected by the profitability of our operations and we continue to periodically evaluate existing and new sources of liquidity and financing. We are taking steps to improve the cash position to meet our currently known requirements at least over the next twelve months. In light of the highly dynamic nature of our business, however, we cannot assure you that our capital requirements and sources will not change significantly in the future.

Cash and cash equivalents:

Cash and cash equivalents comprise of ₹ 1,259 million, ₹ 1,283 million, in bank accounts and ₹ 582 million, ₹ 501 million in the form of bank deposits as of September 30, 2016 and 2015, respectively, out of which cash deposits in the form of margin money is restricted for use by us amounting to ₹ 292 million, ₹ 270 million. Balances in foreign currency amount to ₹462 million, ₹86 million as of September 30, 2016 and 2015, respectively.

Net cash generated from operating activities for the half year ended September 30, 2016 was ₹906 million ($ 13.6 million), ₹ 531 million ($ 8 million) lower than previous period. This is mainly attributable to increase in trade and other receivables of ₹715 million ($ 10.7 million), and increase in inventories of ₹244 million ($ 3.7 million). The increase is partially offset by increase in trade and other payables of ₹ 198 million ($ 2.9 million).

Net cash generated from operating activities for the half year ended September 30, 2015 was ₹1,437 million ($ 21.9 million). This is mainly attributable to increase in trade and other payables by ₹544 million ($ 8.27 million), and increase in deferred revenue of ₹160 million ($ 2.43 million) on account of increase in progress billing in long term projects. The increase is partially offset by increase in trade and other receivables by ₹ 327 million ($ 4.97 million), increase in other assets by ₹72 million ($ 1.1 million).

Net cash used in investing activities for the half year ended September 30, 2016 was ₹545 million ($ 8.18 million) primarily on account of additional expenditure on property, plant and equipment amounting to ₹ 608 million ($ 9.12 million). Also, expenditure on intangibles amounted to ₹28 million ($ 0.43 million). The increase was partly offset by increase in finance income by ₹91 million ($1.36 million).

Net cash used in investing activities for the half year ended September 30, 2015 was ₹745 million ($ 11.33 million) primarily on account of additional expenditure on data centre in Rabale. Also expenditure on intangibles amounted to ₹19 million ($ 0.29 million). The increase was partly offset by increase in finance income by ₹22 million ($0.33 million).

Net cash used in financing activities for half year ended September 30, 2016 was ₹231 million ($ 3.47 million). The increase is mainly due to repayment of lease liabilities of ₹353 million ($ 5.2 million), also finance expenses amounting to ₹232 million ($ 3.5 million) and dividend of ₹170 million ($ 2.5 million) was paid during the period. The increase is partly offset by increase in borrowing by ₹523 million ($ 7.8 million).

Net cash used in financing activities for half year ended September 30, 2015 was ₹304 million ($ 4.6 million). The increase is mainly due to repayment of lease liabilities of ₹402 million ($ 6.1 million), also increase in finance expenses by ₹322 million ($ 4.9 million). Also dividend of ₹170 million ($ 2.6 million) was paid during the period. The increase is partly offset by increase in borrowing by ₹590 million ($ 8.9 million).

Tax Matters

(a) Income tax matters

The statutory corporate income tax rate and the surcharge thereon are subject to change in line with the changes announced in the Union Budget each year. For fiscal year 2016, the corporate income tax rate is 30%, subject to a surcharge of 12% where the taxable total income exceeds ₹ 10 crores and education cess of 2 % and 1% secondary and higher education cess, resulting in an effective tax rate of 34.61%. We cannot assure you that the current income tax rate will remain unchanged in the future. We also cannot assure you that the surcharge will be in effect for a limited period of time or that additional surcharges will not be levied by the Government of India. Until April 1, 2002, dividends declared, distributed or paid by an Indian corporation were subject to a dividend tax of 10.2%, including the applicable surcharge for fiscal 2002, of the total amount of the dividend declared, distributed or paid. This tax is not paid by shareholders nor is it a withholding requirement, but rather it is a direct tax payable by the corporation before distribution of a dividend. Effective April 1, 2002, Indian companies were no longer to be taxed on declared dividends. The Finance Act, 2003 proposed that after April 1, 2003, dividend income will be exempt from tax for shareholders and those domestic companies will be liable to pay a dividend distribution tax at the rate of 12.5% plus a surcharge and education cess at the time of the distribution. The Finance Act 2014 has increased the rate of dividend distribution tax to 15% plus applicable surcharge and education cess resulting in an effective rate of 20.358%.

47 of 51

Provisions of the Income Tax Act have been amended effective April 1, 2016 for determination of place of effective management (POEM) of a Company. Accordingly, Section 6(3) was amended to provide that a Company is said to be resident in India in any financial year if it is an Indian Company or its POEM in that year is in India. POEM has been defined to mean a place where key management and commercial decisions that are necessary for the conduct of the business of an entity as a whole are, in substance, made. The effective date of these amendments have been postponed to fiscal year commencing April 2017.

(b) Service tax matters

Effective June 1, 2016, the service tax rate has been increased from 14.50% to 15%, which includes Krishi Kalyan Cess of 0.5% levied by Finance Act 2016.

Off-Balance Sheet Arrangement

We have not entered into any off balance sheet arrangement other than contractual obligations such as operating lease arrangements disclosed below as defined by SEC final rule 67 (FR-67) “Disclosures in Management’s Discussion and Analysis” about off balance sheet arrangements and aggregate contractual obligations.

Contractual obligations

Set forth below are our contractual obligations as at September 30, 2016:

Payments due by period (₹ 000s)
Contractual obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long term debt obligations	2,102,663	1,209,477	719,893	173,293	-
Short term borrowings	2,140,719	2,140,719	-	-	-
Finance lease obligations	851,815	584,083	216,238	51,494	-
Non-cancellable operating lease obligations	1,152,108	105,069	224,716	245,472	576,851
Purchase obligations	889,791	889,791	-	-	-

Item 4. Quantitative And Qualitative Disclosures About Market Risk

General

Market risk is the risk of loss of future earnings, to fair values or to future cash flows that may result from a change in the price of a financial instrument. The value of a financial instrument may change as a result of changes in the interest rates, foreign currency exchange rates, commodity prices, equity prices and other market changes that affect market risk sensitive instruments. Market risk is attributable to all market risk sensitive financial instruments including investments, foreign currency receivables, payables and debt. Our exposure to market risk is a function of our investment and borrowing activities and our revenue generating activities in foreign currency. The objective of market risk management is to avoid excessive exposure of our earnings and equity to loss.

Please see Note 36 to the financial statements included in our Annual Report on Form 20-F for the year ended March 31, 2016.

Risk Management Procedures

We manage market risk through a corporate treasury department, which evaluates and exercises independent control over the entire process of market risk management. Our corporate treasury department recommends risk management objectives and policies which are approved by senior management and our Audit Committee. The activities of this department include management of cash resources, implementing hedging strategies for foreign currency exposures, borrowing strategies, and ensuring compliance with market risk limits and policies on a daily basis.

48 of 51

Recent Accounting Pronouncements

(i)	IFRS 15 Revenue from Contract from Customers: In May 2014, the International Accounting Standards Board (IASB) issued IFRS 15, Revenue from Contracts with Customers. The core principle of the new standard is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Further the new standard requires enhanced disclosures about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts with customers. The standard permits the use of either the retrospective or cumulative effect transition method. The effective date for adoption of IFRS 15 is annual periods beginning on or after January 1, 2017, though early adoption is permitted. In September 2015, the IASB issued an amendment to IFRS 15, deferring the adoption of the standard to periods beginning on or after January 1, 2018 instead of January 1, 2017.

The Group is evaluating the effect of IFRS 15 on the consolidated financial statements including the transition method to be adopted and the related disclosures. The group continues to evaluate the effect of the standard on ongoing financial reporting.

(ii)	IFRS 16 Leases : IFRS 16 on lease was issued on January 13, 2016 and is effective from the year January 1, 2019, though early adoption is permitted for companies applying IFRS 15 Revenue from Contracts with Customers . The standard replaces all existing lease accounting requirements and represents a significant change in accounting and reporting of leases, with more assets and liabilities to be reported on the Statement of Financial Position and a different recognition of lease costs.

The Group is currently evaluating the impact of the standard on the consolidated financial statements.

Critical accounting policies

The accounting policies applied by the group in these Unaudited Condensed Consolidated Interim Financial Statements are the same as those applied by the Group in its Consolidated Financial Statements as at and for the year ended March 31 2016 except as disclosed in Note 3.a in unaudited condensed consolidated interim financial statements included with this Report. The changes did not have any material impact on the Company.

Item 5. Controls and Procedures

Disclosure Controls and Procedures

As at September 30, 2016, our management, with the participation of our chief executive officer and chief financial officer, has carried out an evaluation of the effectiveness of our disclosure controls and procedures. The term “disclosure controls and procedures” means controls and other procedures that are designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the rules and forms of the Securities and Exchange Commission. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in our reports that we file or submit under the Securities Exchange Act of 1934, as amended, is accumulated and communicated to management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding our required disclosure. In designing and evaluating our disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well conceived and operated, can only provide reasonable assurance that the objectives of the disclosure controls and procedures are met.

Based on their evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of September 30, 2016, our disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed in filings and submissions under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified by the SEC's rules and forms, and that material information related to us is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions about required disclosure.

49 of 51

Changes in internal control over financial reporting

During the half year ended September 30, 2016, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Part II. Other Information

Item 1. Legal Proceedings

The company is subject to legal proceedings and claims, which have arisen in the ordinary course of its business. These legal actions, when ultimately concluded and determined, will not, in the opinion of management, have a material effect on the results of operations or the financial position of the Company.

See Note 17 of notes to Unaudited Condensed Consolidated Interim Financial Statements in Part I above and Note 33 of the financial statements included in our Annual Report on Form 20-F for the year ended March 31, 2016.

Item 1A. Risk Factors

For information regarding factors that could affect the Company’s results of operations, financial condition and liquidity, see the risk factors discussion set forth in Item 1A of our Annual Report on Form 20-F for the fiscal year ended March 31, 2016 and the information under “Forward-Looking Statements” included in this Report. There have been no material changes to our Risk Factors from those disclosed in our Annual Report on Form 20-F for the fiscal year ended March 31, 2016.

Item 2. Unregistered Sale of Equity Securities and Use of Proceeds

None.

Items 3. Defaults upon Senior Securities

None.

Item 4. Mine safety Disclosure

Not applicable.

Item 5. Other Information

None.

Item 6. Exhibits

50 of 51

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 3, 2016

SIFY TECHNOLOGIES LIMITED

By:	/s/ MP Vijay Kumar
	Name:	MP Vijay Kumar
	Title:	Chief Financial Officer

51 of 51